Exhibit 99.1

Unaudited Condensed Consolidated Interim Financial Statements

(In Canadian dollars)

HUDBAY MINERALS INC.

For the three months ended March 31, 2011

This refiled interim financial report of Hudbay Minerals (the “Issuer”) for the period ended March 31, 2011 includes a statement of changes in equity for the three month comparative period ended March 31, 2010. This disclosure was not included in interim financial report for the period ended March 31, 2011 that was filed by the Issuer on SEDAR on May 16, 2011.

HUDBAY MINERALS INC.

Condensed Consolidated Balance Sheet

(Unaudited and in thousands of Canadian dollars)

	Note	Mar. 31, 2011	Dec. 31, 2010	Jan. 01, 2010

Assets
Current assets
Cash and cash equivalents		$701,331	$901,693	$886,814
Short term investments		20,075	—	—
Trade and other receivables		55,281	78,168	40,185
Inventories	7	125,430	115,642	125,940
Prepaid expenses and other current assets		9,867	9,994	7,990
Other financial assets	8	2,554	3,795	955
Taxes receivable		13,084	99	15,313

		927,622	1,109,391	1,077,197
Inventories	7	6,052	6,052	5,188
Prepaid expenses		1,717	1,884	—
Other financial assets	8	150,872	117,686	86,676
Intangible computer software assets		9,064	7,083	1,967
Property, plant and equipment	5, 19	1,342,893	817,558	796,669
Goodwill	5	63,808	—	—
Deferred tax assets	9b	22,523	32,406	44,609

		$2,524,551	$2,092,060	$2,012,306

Liabilities
Current liabilities
Trade and other payables		$132,822	$133,597	111,802
Taxes payable		3,841	33,088	—
Derivative liabilities		1,831	2,767	2,907
Other liabilities		30,243	56,453	42,660

		168,737	225,905	157,369
Pension obligations		—	822	63
Other employee benefits		95,980	93,066	87,744
Provisions		108,720	112,514	81,021
Derivative liabilities		696	1,632	7,068
Deferred tax liabilities	9b	146,215	24,302	29,457

		520,348	458,241	362,722

Equity
Share capital	10b	1,011,833	642,161	656,427
Reserves		49,172	50,772	33,280
Retained earnings		927,302	931,464	958,518

Equity attributable to owners of the Company		1,988,307	1,624,397	1,648,225
Non-controlling interests		15,896	9,422	1,359

		2,004,203	1,633,819	1,649,584

		$2,524,551	$2,092,060	$2,012,306

Contingencies (note 15)

HUDBAY MINERALS INC.

Condensed Consolidated Income Statement

(Unaudited and in thousands of Canadian dollars, except share and per share amounts)

		March 31
	Note	2011	2010

Revenue	6a	$177,345	$241,306

Cost of sales
Depreciation and amortization	6b	24,450	31,718
Other cost of sales		94,871	142,633

		119,321	174,351

Gross profit		58,024	66,955

Selling and administrative expenses		12,407	4,282
Exploration and evaluation		9,716	14,955
Other operating income		(377)	(11)
Other operating expenses	6c	2,617	3,101

Results from operating activities		33,661	44,628

Finance income	6d	(2,330)	(969)
Finance expenses	6d	1,603	1,162
Other finance losses (gains)	6d	798	9,446

Net finance expense	6d	71	9,639

Profit before tax		33,590	34,989
Tax expense	9a	18,503	24,396

Profit for the period		$15,087	$10,593

Attributable to:
Owners of the Company		$16,797	$10,583
Non-controlling interests		(1,710)	10

Profit for the period		$15,087	$10,593

Earnings per share: (note 12)
Basic		$0.11	$0.07
Diluted		$0.11	$0.07

Weighted average number of common shares outstanding:
Basic		156,008,830	153,650,452
Diluted		156,779,059	154,375,057

HUDBAY MINERALS INC.

Condensed Consolidated Statement of Comprehensive Income

(Unaudited and in thousands of Canadian dollars)

	March 31
	2011	2010

Profit for the period	$15,087	$10,593

Other comprehensive income, net of tax (note 13):
Recognized directly in equity:
Net exchange gain (loss) on translation of foreign operations	(10,744)	(6,593)
Effective portion of change in fair value of cash flow hedges	1,990	6,471
Change in fair value of available-for-sale financial assets	9,287	(1,015)
Tax effect	(1,737)	(1,804)

	(1,204)	(2,941)

Transferred to income statement:
Change in fair value of cash flow hedges	103	(502)
Change in fair value of available-for-sale financial assets	(1,220)	(1,094)
Tax effect	108	304

	(1,009)	(1,292)

Total other comprehensive loss for the period (net of tax)	(2,213)	(4,233)

Total comprehensive income for the period	$12,874	$6,360

Attributable to:
Owners of the Company	14,584	6,350
Non-controlling interest	(1,710)	10

Total comprehensive income for the period	$12,874	$6,360

HUDBAY MINERALS INC.

Condensed Consolidated Statement of Cash Flows

(Unaudited and in thousands of Canadian dollars)

	March 31
	2011	2010
Cash generated from (used in):

Operating activities:
Profit before tax	$33,590	$34,989
Items not affecting cash:
Depreciation and amortization	24,559	31,786
Equity-settled share-based payment expense	847	403
Net finance costs	(727)	193
Change in fair value of derivatives	(543)	(926)
Items reclassified from other comprehensive income	(1,116)	(1,597)
Loss on sale of property, plant and equipment	350	—
Other	(611)	4,829
Change in non-cash working capital (note 16)	(10,838)	(799)
Taxes paid	(52,854)	(4,508)

	(7,343)	64,370

Investing activities:
Interest received	2,664	735
Proceeds from sale of investments	—	2,021
Acquisition of property, plant and equipment	(43,805)	(21,991)
Acquisition of intangible assets	(1,781)	(297)
Acquisition of investments	(27,635)	(1,930)
Acquisition of subsidiary, net of cash acquired	(94,856)	—
Acquisition of non-controlling interests	(9,156)	—
Release of (additions to) restricted cash	277	—

	(174,292)	(21,462)

Financing activities:
Dividends paid	(17,152)	—
Share issue costs	(237)	—
Repurchase of common shares	—	(18,569)
Proceeds from exercise of stock options	25	842

	(17,364)	(17,727)

Effect of movement in exchange rates on cash and cash equivalents	(1,363)	(2,002)
Net increase (decrease) in cash and cash equivalents	(200,362)	23,179

Cash and cash equivalents, beginning of period	901,693	886,814

Cash and cash equivalents, end of period	$701,331	$909,993

For supplemental information, see note 16.

HUDBAY MINERALS INC.

Condensed Consolidated Statement of Changes in Equity

(Unaudited and in thousands of Canadian dollars)

	Attributable to owners of the Company
	Share capital	Other capital reserves	Foreign currency translation reserve	Available- for-sale reserve	Hedging reserve	Retained earnings	Total	Non-controlling interest	Total equity
Balance, Jan. 1, 2010	$656,427	$26,484	$—	$11,718	$(4,922)	$958,518	$1,648,225	$1,359	$1,649,584

Total comprehensive income for the period:
Profit	—	—	—	—	—	10,583	10,583	10	10,593
Other comprehensive (loss) income	—	—	(6,593)	(1,831)	4,191	—	(4,233)	—	(4,233)

Total comprehensive income (loss)	—	—	(6,593)	(1,831)	4,191	10,583	6,350	10	6,360

Share repurchases	(7,325)	(3,399)	—	—	—	(12,391)	(23,115)	—	(23,115)
Share-based payment expense	—	207	—	—	—	—	207	—	207
Stock options exercised	1,023	(181)	—	—	—	—	842	—	842

Balance, Mar. 31, 2010	650,125	23,111	(6,593)	9,887	(731)	956,710	1,632,509	1,369	1,633,878

Total comprehensive income for the period :
Profit (loss)	—	—	—	—	—	13,389	13,389	(2,962)	10,427
Other comprehensive income (loss)	—	—	(8,151)	33,678	(1,173)	—	24,354	(326)	24,028

Total comprehensive income (loss)	—	—	(8,151)	33,678	(1,173)	13,389	37,743	(3,288)	34,455

Share repurchases	(13,822)	—	—	—	—	(23,372)	(37,194)	—	(37,194)
Share issue costs	—	—	—	—	—	(362)	(362)	—	(362)
Share based payment expense	—	2,194	—	—	—	—	2,194	—	2,194
Stock options exercised	5,858	(1,450)	—	—	—	—	4,408	—	4,408
Dividends paid	—	—	—	—	—	(14,901)	(14,901)	—	(14,901)
Acquisition of non-controlling interests	—	—	—	—	—	—	—	11,341	11,341

Balance, Dec. 31, 2010	$642,161	$3,855	$(14,744)	$43,565	$(1,904)	$931,464	$1,624,397	$9,422	$1,633,819

Balance, Jan. 1 2011	$642,161	$23,855	$(14,744)	$43,565	$(1,904)	$931,464	$1,624,397	$9,422	$1,633,819
Total comprehensive income for the period:
Profit (loss)	—	—	—	—	—	16,797	16,797	(1,710)	15,087
Other comprehensive income	—	—	(10,807)	7,048	1,483	—	(2,276)	63	(2,213)
Total comprehensive income	—	—	(10,807)	7,048	1,483	16,797	14,521	(1,647)	12,874
Shares issued for acquisition	345,118	—	—	—	—	—	345,118	—	345,118
Share issue costs	(237)	—	—	—	—	—	(237)	—	(237)
Share-based payment expense	—	683	—	—	—	—	683	—	683
Stock options exercised	33	(7)	—	—	—	—	26	—	26
Dividends paid	—	—	—	—	—	(17,152)	(17,152)	—	(17,152)
Acquisition of non-controlling interest	24,758	—	—	—	—	(3,807)	20,951	8,121	29,072
Balance, Mar. 31, 2011	$1,011,833	$24,531	$(25,551)	$50,613	$(421)	$927,302	$1,988,307	$15,896	$2,004,203

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three months ended March 31, 2011

1.	Reporting entity

HudBay Minerals Inc. (the “Company”) is a Canadian company continued under the Canada Business Corporations Act on October 25, 2005. The address of the Company’s principal executive office is 1 Adelaide Street East, Suite 2501, Toronto, Ontario. The condensed consolidated interim financial statements of the Company for the period ended March 31, 2011 consist of the Company and its subsidiaries (together referred to as the “Group” or “HudBay” and individually as “Group entities”) and the Group’s interest in associates and jointly controlled entities.

Significant subsidiaries include Hudson Bay Mining and Smelting Co., Limited (“HBMS”), Hudson Bay Exploration and Development Company Limited (“HBED”), White Pine Copper Refinery Inc. (“WPCR”), HudBay Marketing and Sales Inc. (“HMS”), HMI Nickel Inc. (“HMI Nickel”), Norsemont Mining Inc. (“Norsemont”), St. Lawrence Zinc Company LLC (“St. Lawrence”), HudBay Michigan Inc. and HudBay Metal Marketing Inc. Compañía Guatemalteca de Níquel, S.A. (“CGN”) is a 98.2% owned subsidiary of HMI Nickel.

HudBay is a Canadian diversified mining company with assets in North, Central and South America. Through its subsidiaries, HudBay owns copper/zinc/gold mines, ore concentrators and zinc production facilities in northern Manitoba and Saskatchewan, a zinc oxide production facility in Ontario, a copper project in Peru and a nickel project in Guatemala. HudBay produces copper concentrate (containing copper, gold and silver), zinc metal and zinc oxide. HudBay’s shares are listed on the Toronto and New York stock exchanges under the symbol “HBM”.

These condensed consolidated interim financial statements have been prepared on a going concern basis as management believes there are no uncertainties that lead to significant doubt the entity can continue as a going concern in the foreseeable future.

The impact of seasonality on operations is not considered significant on the condensed consolidated interim financial statements.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three months ended March 31, 2011

2.	Basis of preparation

(a)	Statement of compliance:

The Company has adopted International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board (“IASB”) effective for the year ended December 31, 2011.

These are the Company’s first IFRS condensed consolidated interim financial statements for part of the period covered by the first IFRS consolidated annual financial statements. These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting, and IFRS 1 First-time Adoption of International Financial Reporting Standards has been applied.

Previously, the Company prepared its consolidated annual and condensed consolidated interim financial statements in accordance with Canadian generally accepted accounting principles (“GAAP”).

Note 18 contains an explanation of the effect the transition to IFRSs had on the Group’s reported financial position, financial performance and cash flows. This note includes reconciliations of equity and comprehensive income for comparative periods reported under GAAP to those reported for those periods and at the date of transition under IFRS.

The Board of Directors approved these condensed consolidated interim financial statements on May 16, 2011.

(b)	Functional and presentation currency:

These condensed consolidated interim financial statements are presented in Canadian dollars, which is the Company’s functional currency. All values are rounded to the nearest thousand ($000) except where otherwise indicated.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three months ended March 31, 2011

(c)	Basis of measurement:

The condensed consolidated interim financial statements have been prepared on the historical cost basis except for the following material items in the balance sheet:

•	Derivatives, other financial instruments at fair value through profit or loss and available-for-sale financial assets are measured at fair value (notes 3m, 14).

•	Liabilities for cash-settled share-based payment arrangements are measured at fair value (notes 3p, 11a).

•

A defined benefit asset is recognized as the net total of the plan assets, unrecognized past service costs and unrecognized actuarial losses, less unrecognized actuarial gains and the present value of the defined benefit obligation (notes 3k, 19b).

•

Property, plant and equipment related to the Group’s Balmat mine and concentrator have been recorded at their fair value as a result of applying the optional deemed cost exemption available in IFRS 1 (note 18).

(d)	Use of estimates and judgments:

The preparation of the condensed consolidated interim financial statements in conformity with IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated interim financial statements and reported amounts of revenue and expenses during the reporting period. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis, and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

The following notes contain information about critical judgments, estimates and assumptions in applying accounting policies that have the most significant effect on the amounts recognized in the condensed consolidated interim financial statements, or that have a significant risk of resulting in a material adjustment within the next financial year:

•	Acquisition method accounting (notes 3a and 5)

•	Estimates of fair value of financial instruments (notes 3c, 3m and 14)

•	Units-of-production depreciation (note 3i)

•	Plant and equipment estimated useful lives and residual values (note 3i)

•	Mining properties expenditures capitalized (note 3i(ii))

•	In-process inventory quantities and provision for inventory obsolescence (note 3f)

•	Recoverability of exploration and evaluation assets (notes 3h)

•	Assessment of impairment (note 3j)

•	Pensions and other employee benefits (notes 3k, 19b and 19c)

•	Decommissioning, restoration and similar liabilities (notes 3l )

•	Taxes (notes 3n and 9)

•	Share-based payment expense (notes 3p and 11)

•	Contingent liabilities (note 15)

•	Cost allocations for mine development

•	Assaying used to determine revenue

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three months ended March 31, 2011

In addition, there are numerous uncertainties inherent in estimating mineral reserves and resources, including many factors beyond the Group’s control. Ore reserves and resources are estimated based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body. Complex geological judgments are required to interpret this data. Changes in management’s assumptions, including economic assumptions such as metal prices and market conditions, could have a material effect on the Group’s financial position and results of operation. Changes in the reserve or resource estimates may affect:

•	the carrying value of exploration and evaluation assets, capital works in progress, mining properties and plant and equipment;

•	depreciation expense for assets depreciated either on a unit-of-production basis or on a straight-line basis where useful lives are restricted by the life of the related mine or plan;

•	the provision for decommissioning, restoration and similar liabilities; and

•	the carrying value of deferred tax assets.

The Group estimates mineral reserves and resources to determine future recoverable mine production based on assessment of geological, engineering and metallurgical analyses, estimates of future production costs, capital costs and restoration costs, as well as long-term commodity prices and foreign exchange rates.

3.	Significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these condensed consolidated interim financial statements in preparing the opening IFRS balance sheet as at January 1, 2010 for the purposes of the transition to IFRSs. These accounting policies set out below have been applied consistently by all Group entities.

(a)	Basis of consolidation:

Inter-company balances and transactions are eliminated upon consolidation. When a Group entity transacts with an associate or jointly controlled entity of the Group, unrealized profits and losses are eliminated to the extent of the Group’s interest in the relevant associate or joint venture. The accounting policies of Group entities are changed when necessary to align them with the policies adopted by the Company.

Subsidiaries

A subsidiary is an entity controlled by the Group. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Interests in joint ventures

A joint venture is a contractual arrangement whereby the Group and other parties undertake an economic activity that is subject to joint control. Joint control exists when strategic financial and operating policy decisions relating to the activities of a joint venture require the unanimous consent of the parties sharing control.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three months ended March 31, 2011

When the Group undertakes its activities under joint venture arrangements directly, the Group’s share of jointly controlled assets and any liabilities incurred jointly with other venturers are recognized in the financial statements and classified according to their nature. Liabilities and expenses incurred directly in respect of interests in jointly controlled assets are accounted for on an accrual basis. Income from the sale or use of the Group’s share of the output of jointly controlled assets, and its share of joint venture expenses, are recognized when it is probable that the economic benefits associated with the transactions will flow to or from the Group and their amount can be measured reliably.

To the extent that the Group has an interest in jointly controlled entities, which are those joint venture arrangements that involve the establishment of a separate entity in which each venturer has an interest, the Group will use proportionate consolidation to account for its interest. Under proportionate consolidation, the Group combines its share of the assets, liabilities, income and expenses of jointly controlled entities with the equivalent items in the condensed consolidated interim financial statements on a line-by-line basis. Any goodwill arising on the acquisition of the Group’s interest in a jointly controlled entity is accounted for in accordance with the Group’s accounting policy for goodwill arising in a business combination.

Non-controlling interests

Non-controlling interests in subsidiaries are identified separately from the Group’s equity in the subsidiaries. The interests of non-controlling shareholders may be initially measured either at fair value or at the non-controlling interests’ proportionate share of the fair value of the acquiree’s identifiable net assets. The choice of measurement basis is made on an acquisition by-acquisition basis. Subsequent to acquisition, the carrying amount of non-controlling interests is the amount of those interests at initial recognition plus the non-controlling interests’ share of subsequent changes in equity. Total comprehensive income is attributed to non-controlling interests even if this results in the non-controlling interests having a deficit balance.

Business combinations and goodwill

For acquisitions on or after January 1, 2010, the Group applies the acquisition method of accounting, whereby the goodwill is measured at the acquisition date as the fair value of the consideration transferred including the recognized amount of any non-controlling interests in the acquiree, less the net recognized amount (generally fair value) of assets acquired and liabilities and contingent liabilities assumed (identifiable net assets) on the basis of fair value at the date of acquisition. When the excess is negative, a bargain purchase gain is recognized immediately in the income statement. The assessment of fair values on acquisition includes those mineral reserves and resources that are able to be reliably measured. In determining these fair values, management must also apply judgment in areas including future cash flows, metal prices, exchange rates and appropriate discount rates. Changes in such estimates and assumptions could result in significant differences in the amount of goodwill recognized.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three months ended March 31, 2011

The consideration transferred is the aggregate of the fair values at the date of acquisition of the sum of the assets transferred, the liabilities incurred or assumed, and the equity instruments issued by the acquirer in exchange for control of the acquiree. Acquisition related costs are recognized in the income statement as incurred, unless they relate to issue of debt or equity securities.

Where applicable, the consideration transferred includes any asset or liability resulting from a contingent consideration arrangement and measured at its acquisition date fair value. Subsequent changes in such fair values are adjusted against the cost of acquisition where they qualify as measurement period adjustments. All other subsequent changes in the fair value of contingent consideration classified as an asset or liability are accounted for in accordance with relevant IFRSs. Changes in the fair value of contingent consideration classified as equity are not recognized.

Where a business combination is achieved in stages, the Company’s previously held interests in the acquired entity are remeasured to fair value at the acquisition date, which is the date the Company attains control, and any resulting gain or loss is recognized in the income statement. Amounts previously recognized in other comprehensive income related to interests in the acquiree prior to the acquisition date are reclassified to the income statement, where such treatment would be appropriate if that interest were disposed of.

As part of its transition to IFRS, the Company elected not to restate any business combination that occurred prior to January 1, 2010. In respect of acquisitions prior to January 1, 2010, goodwill represents the amount recognized under GAAP.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is not amortized and is tested for impairment annually. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash-generating units that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units. Goodwill is allocated to the lowest level at which it is monitored for internal management purposes and is subject to an operating segment ceiling.

Where goodwill forms part of a cash-generating unit and part of the operation within that unit is disposed of, the goodwill associated with the disposed operation is included in the determination of any gain or loss on disposal. An impairment loss in respect of goodwill is not reversed.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three months ended March 31, 2011

(b)	Translation of foreign currencies:

Management determines the functional currency of each Group entity as the currency of the primary economic environment in which the entity operates.

Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of Group entities at exchange rates in effect at the transaction dates.

At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are translated to the functional currency using the closing exchange rate. Non-monetary assets and liabilities measured at fair value are retranslated using the exchange rates at the date when fair value was determined. Non-monetary assets and liabilities measured at historical cost in a foreign currency are translated using exchange rates that were in effect at the transaction dates. The same translations are applied when a Group entity prepares its financial statements from books and records maintained in a currency other than its functional currency, except revenues and expenses may be translated at monthly average exchange rates that approximate those in effect at the transaction dates.

Foreign currency gains and losses arising on retranslation are recognized in the income statement, except for differences arising on retranslation of available-for-sale equity instruments, a financial liability designated as a hedge of a net investment in a foreign operation, or qualifying cash flow hedges, which are recognized in other comprehensive income.

Foreign operations

For the purpose of the condensed consolidated interim financial statements, assets and liabilities of Group entities that have functional currencies other than the Canadian dollar are translated to Canadian dollars at the reporting date using the closing exchange rate. Revenue and expenses are translated at monthly average exchange rates that approximate those in effect at the transaction dates. Differences arising from these foreign currency translations are recognized in other comprehensive income and presented within equity in the foreign currency translation reserve. When a foreign operation is disposed, the relevant exchange differences accumulated in the foreign currency translation reserve are transferred to the income statement as part of the profit or loss on disposal. On the partial disposal of a subsidiary that includes a foreign operation, the relevant proportion of such amount is reattributed to non-controlling interest. In any other partial disposal of a foreign operation, the relevant proportion is reclassified to profit and loss.

Net investment in a foreign operation

Foreign currency gains and losses arising on retranslation of a monetary item receivable from or payable to a foreign operation for which settlement is neither planned nor likely to occur in the foreseeable future are considered to form part of a net investment in the foreign operation. Such gains and losses are recognized in other comprehensive income and presented within equity in the foreign currency translation reserve.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three months ended March 31, 2011

(c)	Revenue recognition:

Revenue from the sale of goods is measured at the fair value of the consideration received or receivable, net of treatment and refining charges.

Sales revenue is recognized when the significant risks and rewards of ownership have been transferred to the buyer, the Group has insignificant continuing management involvement with the goods, the amount of revenue can be measured reliably, recovery of the consideration is probable and the associated costs and possible return of goods can be estimated reliably. Transfers of risks and rewards vary depending on individual contract terms; this frequently occurs at the time when title passes to the customer. For medium and long-term contracts, revenue recognition criteria are assessed for individual sales within the contracts. Revenues from the sale of by-products are included within revenue.

Sales of concentrate, copper anode and copper anode tankhouse slimes are “provisionally priced”. For these contracts, sales prices are subject to final adjustment at the end of a future period after shipment, based on quoted market prices during the quotational period specified in the contract. Revenue is recognized when the above criteria are met; using weight and assay results and forward market prices to estimate the fair value of the total consideration receivable. Such a provisional sale contains an embedded derivative that must be separated from the host contract. At each reporting date, provisionally priced metal sales are marked-to-market, with adjustments (both gains and losses) recorded in revenue in the income statement and in trade and other receivables on the balance sheet.

Interest revenue is recognized in finance income as it accrues, using the effective interest method.

Dividend revenue from investments is recognized when the shareholder’s right to receive payment has been established (provided that it is probable that the economic benefits will flow to the Group and the amount of revenue can be measured reliably).

(d)	Cost of sales:

Cost of sales consists of those costs previously included in the measurement of inventory sold during the period, as well as certain costs not included in the measurement of inventory, such as the cost of warehousing and distribution to customers, provisional pricing adjustments related to purchased concentrates, and profit sharing, share-based payment and other indirect expenses related to producing operations.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three months ended March 31, 2011

(e)	Cash and cash equivalents:

Cash and cash equivalents include cash, demand deposits and short-term, highly liquid investments that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value. Cash equivalents normally have maturities of three months or less at the date of acquisition. Interest earned is included in finance income on the income statement and in investing activities on the statement of cash flows.

Amounts that are restricted from being used for at least twelve months after the reporting date are classified as non-current assets and presented in restricted cash on the balance sheet. Changes in restricted cash balances are classified as investing activities on the cash flow statement.

(f)	Inventories:

Inventories consist of in-process inventory (concentrates and metals), metal products and supplies. Concentrates, metals and all other saleable products are valued at the lower of cost and estimated net realizable value. Net realizable value represents the estimated selling price for inventories less all estimated costs of completion and costs necessary to make the sale. Where the net realizable value is less than cost, the difference is charged to the income statement as an impairment charge in cost of sales.

Cost of production inventory is determined on a weighted average cost basis and includes direct costs associated with conversion of production inventory: material, labour, contractor expenses, purchased concentrates, and attributable portion of production overheads and depreciation of all property, plant and equipment involved with the mining and production process. HudBay measures in-process inventories based on assays of material received at metallurgical plants and estimates of recoveries in the production processes. Due to significant uncertainty associated with volume and metal content, costs are not allocated to routine operating levels of stockpiled ore. Estimates and judgment are required to assess the nature of any significant changes to levels of ore stockpiles and determining whether allocation of costs is required.

Supplies are valued at the lower of average cost and net realizable value. Supplies are written down below cost if the finished products they are used in are expected to be sold below cost. A regular review is undertaken to determine the extent of any provision for obsolescence.

(g)	Intangible assets:

Computer software is measured at cost less accumulated amortization and accumulated impairment losses. Cost includes all directly attributable costs necessary to create, produce and prepare the computer software to be capable of operating it in the manner intended by management.

Currently, the Group’s intangible assets relate primarily to an enterprise resource planning (“ERP”) information system. Amortization will commence in April 2011 upon implementation of the ERP system and will be calculated on a straight-line basis over its estimated useful life. The Group estimates the useful life of the ERP system will be approximately 10 years.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three months ended March 31, 2011

Amortization methods, useful lives, and residual values if any, are reviewed at each year end and adjusted prospectively. When an intangible asset is disposed of, or when no further economic benefits are expected, the asset is derecognized, and any resulting gain or loss is recorded in the income statement.

(h)	Exploration and evaluation expenditures:

Exploration and evaluation activity begins when the Group obtains legal rights to explore a specific area and involves the search for mineral reserves, the determination of technical feasibility, and the assessment of commercial viability of an identified resource. Expenditures incurred in the exploration and evaluation phase include the cost of acquiring interests in mineral rights, licenses and properties and the costs of the Group’s exploration activities, such as researching and analyzing existing exploration data, gathering data through geological studies, exploratory drilling, trenching, sampling, and certain feasibility studies.

The Group expenses the cost of its exploration and evaluation activities and capitalizes the cost of acquiring interests in mineral rights, licenses and properties in business combinations, asset acquisitions or option agreements. Amounts capitalized are recognized as exploration and evaluation assets and presented in property, plant and equipment. Exploration and evaluation assets acquired as a result of an asset acquisition or option agreement are initially recognized at cost, and those acquired in a business combination are recognized at fair value on the acquisition date. They are subsequently carried at cost less accumulated impairment. No depreciation is charged during the exploration and evaluation phase. The Group expenses the cost of subsequent exploration and evaluation activity related to acquired exploration and evaluation assets. Cash flows associated with acquiring exploration and evaluation assets are classified as investing activities in the statement of cash flows; those associated with exploration and evaluation expenses are classified as operating activities.

Judgment is required in determining whether the respective costs are eligible for capitalization where applicable, and whether they are likely to be recoverable by future exploration, which may be based on assumptions about future events and circumstances. Estimates and assumptions made may change if new information becomes available.

The Group monitors exploration and evaluation assets for factors that may indicate their carrying amounts are not recoverable. If such indicators are identified, the Group tests the exploration and evaluation assets or their cash-generating units, as applicable, for impairment. The Group also tests impairment when assets reach the end of the exploration and evaluation phase.

Exploration and evaluation assets are transferred to capital works in progress within property, plant and equipment once the Group has completed a preliminary feasibility study, some of the resources have been converted to reserves, and management determines it is probable the property will be developed into a mine. At that time, the property is considered to enter the development phase, and subsequent evaluation costs are capitalized.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three months ended March 31, 2011

(i)	Property, plant and equipment:

The Group measures items of property, plant and equipment at cost or deemed cost less accumulated depreciation and any accumulated impairment losses. Upon first-time adoption of IFRS, the Group has elected to use fair value as deemed cost for its Balmat property, plant and equipment as at September 30, 2008.

The initial cost of an item of property, plant and equipment includes its purchase price or construction costs, including import duties and non-refundable purchase taxes, any costs directly attributable to bringing the asset into operation, and for qualifying assets, borrowing costs. The initial cost of property, plant and equipment also includes the initial estimate of the cost of dismantling and removing the item and restoring the site on which it is located, the obligation for which the Group incurs either when the item is acquired or as a consequence of having used the item during a particular period for purposes other than to produce inventories during that period.

Capitalization of costs ceases once an asset is in the location and condition necessary for it to be capable of operating in the manner intended by management. At this time, depreciation commences. For a new mine, this occurs upon commencement of commercial production. Any revenue earned in the process of preparing an asset to be capable of operating in the manner intended by management is included in the cost of the constructed asset. Any other incidental revenue earned prior to commencement of commercial production is recognized in the income statement.

Carrying amounts of property, plant and equipment, including assets under finance lease, are depreciated to their estimated residual value over the estimated useful lives of the assets or the estimated life of the related mine or plant, if shorter. Where components of an asset have different useful lives, depreciation is calculated on each separate component. Components may be physical or non-physical, including the cost of regular major inspections and overhauls required in order to continue operating an item of property, plant and equipment.

Certain items of property, plant and equipment are depreciated on a unit-of-production basis. The unit-of-production method is based on proven and probable tonnes of ore reserves. There are numerous uncertainties inherent in estimating ore reserves, and assumptions that were valid at the reporting date may change when new information becomes available. The actual volume of ore extracted and any changes in these assumptions could affect prospective depreciation rates and carrying values.

The carrying amount of an item of property, plant and equipment is derecognized on disposal or when no future economic benefits are expected from its use or disposal. Upon derecognition of an item of property, plant and equipment, the difference between its carrying value and net sales proceeds, if any, is presented as a gain or loss in other operating income or expense in the income statement.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three months ended March 31, 2011

(i)	Capital works in progress:

Capital works in progress consist of items of property, plant and equipment in the course of construction or mineral properties in the course of development, including those transferred upon completion of the exploration and evaluation phase. On completion of construction or development, costs are transferred to plant and equipment and/or mining properties as appropriate.

Capital works in progress are not depreciated.

(ii)	Mining properties:

Mining properties consist of costs transferred from capital works in progress when a mining property reaches commercial production, costs of subsequent mine and exploration development, and acquired mining properties in the production stage.

Mining properties include costs directly attributable to bringing a mineral asset into the state where it is capable of operating in the manner intended by management and includes such costs as the cost of shafts, ramps, track haulage drifts, ancillary drifts, sumps, electrical substations, refuge stations, ventilation raises, permanent manways, and ore and waste pass raises. The determination of development costs to be capitalized during the production stage of a mine operation requires the use of judgment and estimates such as estimates of tonnes of waste to be removed over the life of the mining area and economically recoverable reserves extracted as a result.

A mining property is considered to be capable of operating in a manner intended by management when it commences commercial production. Upon commencement of commercial production, a mining property is depreciated on a unit-of-production method. Unit-of-production depreciation rates are determined based on the related proven and probable mineral reserves and associated future development costs.

Subsequent mine development costs are capitalized to the extent they are incurred in order to access reserves mineable over more than one year. Ongoing maintenance and development expenditures are expensed as incurred and included in cost of sales in profit or loss. These include ore stope access drifts, footwall and hangingwall drifts in stopes, drawpoints, drill drifts, sublevels, slots, drill raises, stope manway access raises and definition diamond drilling.

(iii)	Plant and equipment

Plant and equipment consists of buildings and fixtures, surface and underground fixed and mobile equipment and assets under finance lease.

Plant and equipment are depreciated on either unit-of-production or straight-line basis based on factors including the production life of assets and mineable reserves. In general, mining assets are depreciated using a unit-of-production method; equipment is depreciated using the straight-line method, based on the shorter of its useful life and that of the related mine or facility; and plants are depreciated using the straight-line method, with useful lives limited by those of related mining assets.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three months ended March 31, 2011

(iv)	Commercial production

Commercial production is the level of activities intended by management for a mine, or a mine and mill complex, to be capable of operating in the manner intended by management. The Group considers a range of factors when determining the level of activity that represents commercial production for a particular project, including a pre determined percentage of design capacity for the mine and mill; achievement of continuous production, ramp ups, or other output; or specific factors such as recoveries, grades, or inventory build-ups. In a phased mining approach, management may consider achievement of specific milestones at each phase of completion. Management assesses the operation’s ability to sustain production over a period of approximately one to three months, depending on the complexity related to the stability of continuous operation. Commercial production is considered to have commenced, and depreciation expense is recognized, at the beginning of the month after criteria have been met.

(v)	Capitalized borrowing costs:

The Group capitalizes borrowing costs that are directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale. Capitalization of borrowing costs ceases once the qualifying assets commence commercial production or are otherwise ready for their intended use or sale.

Where funds are borrowed specifically to finance a project, the amount capitalized represents the actual borrowing costs incurred. Where the funds used to finance a project form part of general borrowings, the amount capitalized is calculated using a weighted average of interest rates applicable to relevant general borrowings of the Group during the period, to a maximum of actual borrowing costs incurred. Investment income earned by temporarily investing specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization. Capitalization of interest is suspended during extended periods in which active development is interrupted.

All other borrowing costs are recognized in the income statement in the period in which they are incurred.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three months ended March 31, 2011

(vi)	Depreciation rates of major categories of assets costs:

Capital works in progress	- not depreciated

Mining properties	- unit-of-production

Mining assets	- unit-of-production

Other plant assets	- 1 to 10 years

Equipment	- 1 to 10 years

The Group reviews its depreciation methods, remaining useful lives and residual values at least annually and accounts for changes in estimates prospectively.

(j)	Impairment of non-financial assets:

At the end of each reporting period, the Group reviews the carrying amounts of property, plant and equipment, exploration and evaluation assets and computer software to determine whether there is any indication of impairment. If any such indication exists, the Group estimates the recoverable amount of the asset in order to determine the extent of the impairment loss, if any. The Group generally assesses impairment at the level of cash-generating units (“CGUs”), which are the smallest identifiable groups of assets that generate cash inflows that are largely independent of cash inflows from other assets.

The Group’s CGUs consist of the Flin Flon metallurgical complex, Snow Lake metallurgical complex, HMI Nickel, Norsemont, Balmat and Zochem.

The Group allocates exploration and evaluation assets to cash-generating units based on their operating segment, geographic location and management’s intended use for the property. Exploration and evaluation assets are allocated to cash-generating units separate from those containing producing or development-phase assets, except where exploration and evaluation assets have the potential to significantly affect the future production of producing or development-phase assets.

Any goodwill is tested for impairment annually and whenever there is an indication that the asset may be impaired.

Where an indicator of impairment exists, a formal estimate of the recoverable amount of the asset or cash-generating unit is made. The recoverable amount is the higher of the fair value less costs to sell and value in use:

•

Fair value less costs to sell is the amount obtainable from the sale of the asset or cash-generating unit in an arm’s length transaction between knowledgeable, willing parties, less costs of disposal. Fair value for mineral assets is often determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, including any expansion prospects, and its eventual disposal, using assumptions that an independent market

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three months ended March 31, 2011

participant may take into account. These cash flows are discounted by an appropriate discount rate that reflects current market assessments of the time value of money and the risks specific to the asset to arrive at a net present value of the asset.

•

Value in use is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset or cash-generating unit in its present form and its eventual disposal, discounted using a pre-tax rate that reflects current market assessments of the time value of money and risks specific to the asset for which estimates of future cash flows have not been adjusted. Value in use calculations apply assumptions specific to the Group’s continued use and cannot take into account future development. These assumptions are different to those used in calculating fair value, and consequently the value in use calculation is likely to give a different result to a fair value calculation.

The Group estimates future cash flows based on estimated future recoverable mine production, expected sales prices (considering current and historical commodity prices, price trends and related factors), production levels, cash costs of production, and capital and reclamation costs, all based on detailed engineering life-of-mine plans. Future recoverable mine production is determined from reserves and resources after taking into account estimated dilution and recoveries during mining, and estimated losses during ore processing and treatment. Estimates of recoverable production from measured, indicated and inferred mineral resources are considered economically mineable and are based on management’s confidence in converting such resources to proven and probable reserves. Gains from the expected disposal of assets are not included in estimated future cash flows. Assumptions underlying future cash flow estimates are subject to risks and uncertainties. Changes in estimates may affect the expected recoverability of the Group’s investments in mining properties.

If the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, the carrying amount is reduced to the recoverable amount, and an impairment loss is recognized in the income statement in the expense category consistent with the function of the impaired asset or cash-generating unit. The Group presents impairment losses related to operating assets in cost of sales. Impairment losses recognized in respect of a cash-generating unit are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit and then to reduce the carrying amounts of other assets in the cash-generating unit on a pro rata basis.

The Group assesses previously recognized impairment losses each reporting date for any indications that the losses have decreased or no longer exists. Such an impairment loss is reversed, in full or in part, if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized for the asset in prior years. Such reversals of impairment losses are recognized in the income statement. An impairment loss recognized in relation to goodwill is not reversed for subsequent increases in the recoverable amount.

(k)	Pension and other employee benefits:

The Group has non-contributory and contributory defined benefit programs for the majority of its Canadian employees. The defined benefit pension benefits are based on years of service and final average salary for the salaried plans and are based on a flat dollar amount combined with years of service for the hourly plans. The Group provides non-pension health and other post-retirement benefits to certain active employees and pensioners (post-retirement benefits) and also provides disability income, health benefits and other post-employment benefits to hourly and salaried disabled employees (post-employment benefits).

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three months ended March 31, 2011

The Group accrues its obligations under the defined benefit plans as the employees render the services necessary to earn the pension and other retirement benefits. The actuarial determination of the accrued benefit obligations for pensions and other post-retirement benefits uses the projected benefit method prorated on service (which incorporates management’s best estimate of future salary levels, other cost escalation, retirement ages of employees and other actuarial factors). For post-employment benefits, the Group recognizes the full cost of the benefit obligation at the time the employee becomes disabled. Actuarial advice is provided by external consultants.

For the funded defined benefit plans, the Group recognizes the deficit or excess of the fair value of plan assets over the present value of the defined benefit obligation as a liability or an asset in the balance sheet, taking into account any unrecognized past service cost. However, the Group recognizes an excess of assets only to the extent that it represents a future economic benefit which is available in the form of refunds from the plan or reductions in future contributions to the plan. When these criteria are not met, it is not recognized but is disclosed in the notes. Impacts of minimum funding requirements in relation to past service are considered when determining pension obligations.

Actuarial gains (losses) on plan assets arise from the difference between the actual return on plan assets for a period and the expected return on plan assets for that period. For the purpose of calculating the expected return on plan assets, those assets are valued at fair value. Actuarial gains (losses) on the accrued benefit obligation arise from differences between actual and expected experience and from changes in the actuarial assumptions used to determine the accrued benefit obligation. Cumulative actuarial gains (losses) in excess of 10% of the greater of the accrued benefit obligation and the fair value of plan assets (in respect of pension and post-retirement benefits) are amortized over the average remaining service period of active members expected to receive benefits under the plan. The average remaining service period of the active employees covered by the pension plans is 9.88 years. The average remaining service period of the active employees covered by the other retirement benefits plan is 12.6 years. Annual gains and losses in respect of post-employment benefits are recognized immediately through the income statement in the year they occur.

For the defined benefit plans, the benefit cost charged to the income statement consists of current service cost, interest cost, expected return on plan assets, effects of early retirements, curtailments or settlements, amortization of actuarial gains and losses in excess of the corridor and past service cost. The past service cost for the enhancement of pension benefits is accounted for when such benefits vest or become a constructive obligation.

Actuarial determinations used in estimating obligations relating to these plans incorporate assumptions using management’s best estimates of factors including plan performance, salary escalation, retirement dates of employees and drug cost escalation rates. Due to the complexity of the valuation, the underlying assumptions and its long-term nature, a defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed at each reporting date. In determining the appropriate discount rate, management considers the interest rates on corporate bonds in the respective currency with at least an AA rating, with extrapolated maturities corresponding to the expected duration of the defined benefit obligation. The mortality rate is based on publicly available mortality tables for the specific country. Future salary increases and pension increases are based on expected future inflation rates for the respective country.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three months ended March 31, 2011

The Group also has defined contribution plans providing pension benefits for certain of its salaried employees. The Group recognizes the cost of the defined contribution plans based on the contributions required to be made during each period.

The Group also has defined contribution plans providing pension benefits for certain of its US employees utilizing 401K plans. The cost of the defined contribution plans is recognized based on the contributions required to be made during each period.

Termination benefits are recognized as an expense when the Group is committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Termination benefits for voluntary redundancies are recognized as an expense if the Group has made an offer of voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably. Benefits that are payable more than one year after the reporting period are discounted to their present value.

(l)	Provisions:

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable than an outflow of resources will be required to settle the obligation, and a reliable estimate can be made. The provisions are recorded as management’s best estimate of the amount required to settle an obligation.

Where effect of time value of money is significant, the provisions are stated at their present value. The present value is determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

Decommissioning, restoration and similar liabilities

Provisions are recorded for legal and constructive obligations associated with the future costs of rehabilitating the Group’s operating sites. Such costs are associated with decommissioning and restoration activities such as dismantling and removing structures, rehabilitating mines and tailings, and reclamation and re-vegetation of affected areas.

The present value of estimated costs is recorded in the period in which the asset is installed or the environment is disturbed and a reasonable estimate of future costs and discount rates can be made. The provision is discounted using a risk-free rate and estimates of future cash flows are adjusted to reflect risk.

Subsequent to the initial measurement, the obligation is adjusted to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The increase in the provision due to the passage of time is recognized as finance expense, whereas increases and decreases due to changes in the estimated future cash flows are capitalized and depreciated over the life of the related asset. Actual costs incurred upon settlement of the site restoration obligation are charged against the provision to the extent the provision was established for those costs. Upon settlement of the liability, a gain or loss may be recorded.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three months ended March 31, 2011

The Group assesses the reasonableness of its estimates and assumptions each year and when conditions change. The estimates are revised accordingly. Judgment is required to determine such estimates and assumptions including discount rates, expected timing of decommissioning and restoration costs, inflationary factors and market risks. Changes in cost estimates, which may arise from changes in technology and pricing of the individual components of the cost, result in offsetting changes to the asset and liability and corresponding changes to the associated depreciation and finance costs. In view of the uncertainties concerning these future obligations, the ultimate timing and cost of reclamation and mine closure may differ materially from these estimates.

If the change in estimate results in a significant increase in the decommissioning liability and therefore an addition to the carrying value of the asset, the Group considers whether this is an indication of impairment of the asset as a whole and, if so, tests for impairment in accordance with IAS 36. If, for mature mines, the revised mine assets net of decommissioning and restoration liabilities exceeds the recoverable value, that portion of the increase is charged directly to expense. For closed sites, changes to estimated costs are recognized immediately in the income statement.

In view of the uncertainties concerning environmental remediation, the ultimate cost of decommissioning and restoration liabilities could differ materially from the estimated amounts provided. The estimate of the total liability is subject to change based on amendments to laws and regulations and as new information concerning the Group’s operations becomes available. Future changes, if any, to the estimated total liability as a result of amended requirements, laws, regulations and operating assumptions, as well as discount rates, may be significant and would be recognized prospectively as a change in accounting estimate, when applicable. Environmental laws and regulations are continually evolving in all regions in which the Group operates. The Group is not able to determine the impact, if any, of environmental laws and regulations that may be enacted in the future on its results of operations or financial position due to the uncertainty surrounding the ultimate form that such future laws and regulations may take.

Onerous contracts

A contract is considered to be onerous when the unavoidable costs of meeting obligations under the contract exceed the economic benefits expected to be received under it. The Group records a provision for any onerous contracts at the lesser of costs to comply with a contract and costs to terminate it.

Restructuring provisions

A provision for restructuring is recognized when the Group has approved a detailed and formal restructuring plan, and the restructuring has either commenced or has been announced publicly. Future operating costs are not provided for.

(m)	Financial Instruments:

Financial assets, financial liabilities, and non financial derivative contracts are initially recognized at fair value plus, in the case of a financial asset or financial liability not at fair value through profit or loss, directly attributable transaction costs. Measurement in subsequent periods depends on the financial instrument’s classification. The Group uses trade date accounting for regular way purchases or sales of financial assets. The Group determines the classification of its financial instruments and non-financial derivatives at initial recognition.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three months ended March 31, 2011

Financial assets and liabilities are offset and the net amount presented in the balance sheet when, and only when, the Group has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

(i)	Non-derivative financial instruments – classification:

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, other than those classified or designated as fair value through profit or loss (“FVTPL”) or available-for-sale (“AFS”). Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses. Gains and losses are recorded in the income statement when the loans and receivables are derecognized or impaired, and through the amortization process.

Held-to-maturity investments

Non-derivative financial assets with fixed or determinable payments and fixed maturity are classified as held-to-maturity when the Group has the positive intention and ability to hold to maturity, other than financial assets that meet the definition of loans and receivables or that are designated as fair value through profit or loss or available-for-sale. Subsequent to initial recognition, financial assets classified as held-to-maturity are held at amortized cost using the effective interest method, less any impairment losses. The Group does not currently have any financial assets classified as held-to-maturity.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or are not classified as loans and receivables, held-to-maturity, or fair value through profit or loss. Subsequent to initial recognition, available-for-sale financial assets are measured at fair value. Gains and losses are recorded in other comprehensive income (“OCI”) and presented in equity within the available-for-sale reserve, with the exception of impairment losses and foreign currency differences on monetary available-for-sale financial assets, which are immediately recognized in the income statement. When available-for-sale assets are derecognized or determined to be impaired, the cumulative gain or loss previously recognized in the available-for-sale reserve is transferred to the income statement. The Group has classified investments in listed shares as available-for-sale assets.

Financial assets and financial liabilities at fair value through profit or loss

Financial assets and financial liabilities at FVTPL consist of those classified as held-for-trading and those designated as FVTPL on initial recognition. Financial instruments are classified as held-for-trading if they are acquired for the purpose of selling or repurchasing in the near term or if they are derivatives that are not designated in effective hedging relationships. Upon initial recognition, transaction costs are recognized in the income statement as incurred. Financial assets and financial liabilities at FVTPL are measured at fair value, and changes in fair value are recognized in other finance gains and losses. The Group’s FVTPL category currently contains only derivatives and embedded derivatives. The Group does not have any financial assets or liabilities designated as FVTPL on initial recognition.

Financial liabilities at amortized cost

Subsequent to initial recognition, the Group measures financial liabilities, other than those at FVTPL and those that are derivatives in designated hedging relationships, at amortized cost using the effective interest method. Gains and losses on derecognition are recognized in other finance gains and losses.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three months ended March 31, 2011

(ii)	Derivatives:

Derivatives are initially recognized at fair value when the Group becomes a party to the derivative contract and are subsequently re-measured to fair value at the end of each reporting period. The resulting gain or loss is recognized in the income statement immediately unless the derivative is designated and effective as a hedging instrument. Derivatives with positive fair value are recognized as assets; derivatives with negative fair value are recognized as liabilities.

Contracts to buy or sell non-financial items that meet the definition of a derivative but were entered into and are held in accordance with the Group’s expected purchase, sale or usage requirements are not recognized as derivatives:. Such contracts are recorded as non-derivative purchases and sales.

(iii)	Embedded derivatives:

The Group considers whether a contract contains an embedded derivative when it becomes a party to the contract. Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contracts and the host contracts are not measured at FVTPL.

(iv)	Hedge accounting:

The Group may use derivatives and non derivative financial instruments to manage exposures to interest, currency, credit and other market risks. Where hedge accounting can be applied, a hedging relationship is designated as a fair value hedge, a cash flow hedge or a hedge of a net investment in a foreign operation. The purpose of hedge accounting is to ensure that gains, losses, revenues and expenses from effective hedging relationships are recorded in the income statement in the same period.

At the inception of a hedge, the Group formally documents the hedging relationship and the risk management objective and strategy for undertaking the hedge. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows. The Group tests effectiveness each period.

During the three months ended March 31, 2011, the Group had only cash flow hedging relationships. Cash flow hedges are hedges of the exposure to variability in cash flows that is attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction that could affect profit or loss.

In a cash flow hedging relationship, the effective portion of changes in the fair value of the hedging derivative is recognized in other comprehensive income and presented in the hedging reserve in equity. The gain or loss relating to the ineffective portion is recognized immediately in the income statement and is included in other finance gains and losses. Amounts previously recognized in other comprehensive income are reclassified to the income statement in the same periods as the hedged cash flows affect profit or loss and are presented on the same line of the income statement as the recognized hedged item. When the hedged item is a non-financial asset or liability, the amounts previously recognized in other comprehensive income are reclassified to the carrying amount of the non-financial asset or liability.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three months ended March 31, 2011

Hedge accounting is discontinued prospectively if the hedging instrument is sold, terminated or exercised, if the hedge no longer meets criteria for hedge accounting, or if the Group revokes the hedge designation. In these cases, any gain or loss accumulated in equity (in the hedging reserve) remains in equity until the forecast transaction occurs, at which time it is reclassified to the income statement. If the forecast transaction is no longer expected to occur, any gain or loss accumulated in equity is reclassified immediately from equity to the income statement.

(v)	Fair values of financial instruments:

The fair value of a financial instrument is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s-length transaction.

Fair values of financial instruments traded in active markets are determined based on quoted market prices, where available. Bid prices are used for assets held or liabilities to be issued; asking prices are used for assets to be acquired or liabilities held.

For financial instruments not traded in an active market, fair values are determined based on appropriate valuation techniques. Such techniques may include discounted cash flow analysis, using recent arm’s-length market transactions, reference to the current fair value of another instrument that is substantially the same, and other valuation models.

The Group applies a hierarchy to classify valuation methods used to measure financial instruments carried at fair value. Levels 1 to 3 are defined based on the degree to which fair value inputs are observable and have a significant effect on the recorded fair value, as follows:

•	Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities;

•

Level 2: Valuation techniques use significant observable inputs, either directly (i.e., as prices) or indirectly (i.e., derived from prices), or valuations are based on quoted prices for similar instruments; and

•	Level 3: Valuation techniques use significant inputs that are not based on observable market data (unobservable inputs).

An analysis of fair values of financial instruments is provided in note 14.

(vi)	Impairment of financial instruments:

Each reporting date, the Group assesses financial assets not carried at FVTPL to determine whether there is objective evidence of impairment. A financial asset or group of financial assets is impaired if objective evidence indicates that one or more events occurred after initial recognition of the asset that negatively affected the estimated future cash flows of the financial asset or group of financial assets.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three months ended March 31, 2011

Objective evidence that financial assets are impaired can include significant financial difficulty of the issuer or debtor, default or delinquency in interest or principal payments, restructuring of an amount due to the Group on terms that the Group would not consider otherwise, indications that a debtor or issuer will enter bankruptcy, or the disappearance of an active market for a security. For an investment in an equity security, a significant or prolonged decline in the fair value of the security below its cost is also objective evidence of impairment.

Impairment of financial assets carried at amortized cost

The Group considers evidence of impairment for loans and receivables and any held-to-maturity investments at both a specific asset and collective level. First, the Group specifically assesses financial assets that are individually significant and groups of financial assets that are not individually significant. If evidence of impairment is not identified in the specific assessment, the Group then groups assets based on similar credit risk characteristics (excluding any assets that were specifically determined to be impaired) and collectively assesses them for impairment. Objective evidence of impairment for a portfolio of receivables could include the Group’s past experience of collecting payments, an increase in the number of delayed payments in the portfolio past the average credit period, as well as observable changes in national or local economic conditions that correlate with default on receivables.

If there is objective evidence that an impairment loss has been incurred, the Group measures the amount of the loss as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that have not yet been incurred), discounted at the financial asset’s original effective interest rate.

In recording the impairment loss, the Group recognizes impairment loss in the income statement and reduces the carrying amount of the financial asset using an allowance account, unless the Group is satisfied that no recovery of the amount owing is possible; at that point amounts are considered unrecoverable and are written off against the financial asset directly.

If, in a subsequent year, the amount of the estimated impairment loss decreases as a result of an event occurring after the impairment was recognized, the Group reverses all or a portion of the previously recognized impairment loss by adjusting the asset carrying value or the allowance account and recognizing the reversal in the income statement in other finance gains and losses.

Impairment of available-for-sale financial assets:

Impairment losses on available-for-sale investments are recognized by transferring the cumulative loss that has been recognized in other comprehensive income (and presented in the available-for-sale reserve in equity) to the income statement. The amount of the impairment loss is the difference between the investment’s acquisition costs, net of any principal repayments and amortization, and its current fair value, less any impairment loss previously recognized in the income statement.

Impairment losses recognized in the income statement related to available-for-sale equity investments are not subsequently reversed. Any subsequent increases in fair value of the equity investments are recognized in other comprehensive income. However, impairment losses recognized related to available-for-sale debt instruments are subsequently reversed, in whole or in part, if the fair value of the debt instrument increases as a result of an event occurring after the impairment loss was recognized, and the amount of the reversal is recognized in the income statement in other finance gains and losses.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three months ended March 31, 2011

The Group presents impairment losses and reversals of impairment losses recognized in the income statement in other finance gains and losses.

(vii)	Derecognition of financial instruments:

The Group derecognizes financial assets when the contractual rights to the cash flows from the assets expire, or when the Group transfers the rights to receive the contractual cash flows on the financial assets in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Group is recognized as a separate asset or liability. The Group derecognizes financial liabilities when its contractual obligations are discharged or cancelled or expire.

(n)	Taxation:

Current Tax

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the balance sheet date.

HudBay is subject to income taxes in numerous jurisdictions. Significant judgment is required in determining the worldwide provision for income taxes due to the complexity of legislation. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognizes liabilities for anticipated tax issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will affect the income tax and deferred tax provisions in the period in which such determination are made.

Additionally, future changes in tax laws in the jurisdictions in which the Group operates could limit the ability of the Group to obtain tax deductions in future periods.

Deferred Tax

Deferred tax is recognized using the balance sheet method in respect of temporary differences at the balance sheet date between the tax bases of assets and liabilities, and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognized for all taxable temporary differences, except:

•

where the deferred income tax liability arises from the initial recognition of goodwill, or the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•

in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three months ended March 31, 2011

Deferred income tax assets are recognized for all deductible temporary differences, carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax assets and unused tax losses can be utilized, except:

•

where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•

in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

To the extent that is probable that taxable profit will be available to offset the deductible temporary differences, the Group recognizes the deferred tax asset regarding the temporary difference on decommissioning, restoration and similar liabilities and recognizes the corresponding deferred tax liability regarding the temporary difference on the related assets.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at each balance sheet date and are recognized to the extent that it has become probable that future taxable profit will be available to allow the deferred tax asset to be recovered.

Judgment is required in determining whether deferred tax assets are recognized on the balance sheet. Deferred tax assets, including those arising from unutilized tax losses, require management to assess the likelihood of taxable earning in future periods in order to utilize recognized deferred tax assets. Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability to realize the net deferred tax assets recorded at the balance sheet date could be affected.

Deferred tax is measured on an undiscounted basis at the tax rates that are expected to apply in the periods in which the asset is realized or the liability is settled, based on tax rates and tax laws enacted or substantively enacted at the balance sheet date.

Deferred income tax assets and deferred income tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

Current and deferred taxes relating to items recognized outside profit or loss (whether in other comprehensive income or directly in equity) are recognized outside profit or loss and not in the income statement. Mining taxes and royalties are treated and disclosed as current and deferred taxes if they have the characteristics of an income tax.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three months ended March 31, 2011

(o)	Share capital and reserves:

Transaction costs

Transaction costs directly attributable to equity transactions are recognized as a deduction from equity.

Share repurchases

From time to time, the Company repurchases and cancels its own shares pursuant to normal course issuer bids with approval from the Toronto Stock Exchange (“TSX”). The cost of share repurchases, including directly attributable transaction costs, is recognized as a deduction from equity as follows: common share capital is reduced by an amount not exceeding the average carrying value of the same class of shares prior to the repurchase, and any excess is recorded to other capital reserves, for example to the extent that amounts remain from forfeited stock options, or to retained earnings.

Other capital reserve

The other capital reserve is used for equity-settled share-based payments and includes amounts for stock options granted and not exercised.

Foreign currency translation reserve

The foreign currency translation reserve is used to record exchange differences arising from the translation of the financial statements of foreign operations. Translation gains and losses remain in the reserve until disposal of all or a portion of the foreign operation.

Hedging reserve

The hedging reserve contains the effective portion of the cumulative change in the fair value of cash flow hedging derivative instruments related to hedged transactions that have not yet occurred.

Available-for-sale reserve

The available-for-sale reserve contains the cumulative change in the fair value of available-for-sale investments. Gains and losses are reclassified to the income statement when the available-for-sale investments are impaired or derecognized.

(p)	Share-based payments:

The Company offers a Deferred Share Unit (“DSU”) plan for non-employee members of the Board of Directors and a Restricted Share Unit (“RSU”) plan and stock option plan for employees. These plans are included in provisions on the balance sheet and further described in note 11.

Cash-settled transactions, consisting of DSUs and RSUs, are initially measured at fair value and recognized as an obligation at the grant date. The liabilities are remeasured to fair value at each reporting date up to and including the settlement date, with changes in fair value recognized in the

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three months ended March 31, 2011

income statement. The Group values the liabilities based on the change in the Company’s share price. DSU and RSU liabilities are included in provisions on the balance sheet, and changes in the fair value of the liabilities are recorded in the income statement. The current portion of the liability reflects those grants that have vested or that are expected to vest within twelve months.

DSUs vest on the grant date and are redeemable when a participant is no longer a member of the Board of Directors. Issue and redemption prices of DSUs are based on the average closing price of the Company’s common shares for the five trading days prior to issuance or redemption.

RSUs vest on or before December 31st of the third calendar year after the grant date. The Company settles RSUs on the vest date with a cash payment based on the closing price of the Company’s common shares for the last trading date before the vest date. Except in specified circumstances, RSUs terminate when an employee ceases to be employed by the Group. Valuations of RSUs reflect estimated forfeitures.

Equity-settled transactions with employees are measured by reference to the fair value at the earlier of the grant date and the date that the employees unconditionally became entitled to the awards. Fair value is determined using a Black-Scholes option pricing model, which relies on estimates of the future risk-free interest rate, future dividend payments, future share price volatility and the expected average life of the options. The Group believes this model adequately captures the substantive features of the option awards and is appropriate to calculate their fair values.The fair value determined at grant date is recognized over the vesting period in accordance with vesting terms and conditions, with a corresponding increase to other capital reserves. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met.

(q)	Earnings per share:

The Company presents basic and diluted earnings per share (“EPS”) data for its common shares. Basic EPS is calculated by dividing the profit or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares, which consist of stock options granted to employees.

(r)	Leases:

Finance leases, under which substantially all the risks and rewards incidental to ownership of the leased item are transferred to the Group, are capitalized as assets at the inception of the lease at the lower of fair value or the present value of the minimum lease payments. Lease payments are apportioned between finance charges and the reduction of the liability so as to achieve a constant periodic rate of interest on the remaining balance of the liability. Finance charges are reflected in the income statement as finance costs. The Group currently does not have any finance leases.

Under operating lease arrangements, the risks and rewards incidental to ownership are not transferred to the Group. Operating lease payments are recognized as an expense in the income statement on a straight-line basis over the lease term.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three months ended March 31, 2011

(s)	Segment reporting:

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses. The Group’s CEO regularly reviews the operating results of all operating segments to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available. Refer to note 17.

4.	Adoption of new accounting standards

The condensed consolidated interim financial statements reflect standards and interpretations anticipated to be in effect at December 31, 2011 that are required to be applied by an entity with an annual period beginning on or after January 1, 2010. Any subsequent changes to IFRSs that become effective and are adopted for the December 31, 2011 consolidated annual financial statements could result in revisions to accounting policies applied in these condensed consolidated interim financial statements, and if applicable, the opening balance sheet and reconciliations.

New standards and interpretations not yet adopted

IFRS 9 Financial Instruments

On 12 November 2009, the IASB issued IFRS 9 Financial Instruments as the first step in its project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on an entity’s business model and the contractual cash flow of the financial asset. Classification is made at the time the financial asset is initially recognized, namely when the entity becomes a party to the contractual provisions of the instrument.

IFRS 9 amends some of the requirements of IFRS 7 Financial Instruments: Disclosures, including added disclosures about investments in equity instruments measured at fair value through other comprehensive income. IFRS 9 currently does not address financial liabilities. IFRS 9 must be applied starting January 1, 2013 with early adoption permitted. The Group has not yet determined the impact of adoption of IFRS 9 on its consolidated financial statements.

IAS 12 Income Taxes

On December 20, 2010 the IASB published Deferred Tax: Recovery of Underlying Assets Amendments to IAS 12. This amendment introduces an exception to the current measurement principles of deferred tax assets and liabilities arising from investment property measured using the fair value model in accordance with IAS 40 Investment Property. The exception also applies to investment properties acquired in a business combination accounted for in accordance with IFRS 3 Business Combinations provided the acquirer subsequently measure these assets applying the fair value model. The effective date for the amendment is for periods beginning on or after January 1, 2012 and is applied retrospectively. Early application is permitted. The Group has not yet determined the impact of the 2010 amendment on its consolidated financial statements.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three months ended March 31, 2011

5.	Acquisition of Norsemont

On March 1, 2011, the Group obtained control of Norsemont, a Canadian mineral exploration and development company focused on its wholly-owned Constancia copper project in southern Peru. HudBay obtained control of Norsemont by acquiring 90.5% of the share capital and voting interests in the company. As a result, the Group’s equity interest in Norsemont increased from 1.2% to 91.7%. Acquiring control of Norsemont allows the Group to develop the Constancia project and significantly increase HudBay’s future copper production. Subsequent to the acquisition, the Group acquired an additional interest in Norsemont, and at March 31, 2011, the Group’s ownership interest was 98.1%. Subsequent to March 31, 2011, the Group initiated a compulsory acquisition transaction to acquire the remaining shares of Norsemont that it does not already own.

In March 2011, Norsemont contributed a loss of $1,202 to the Group’s results. Norsemont does not currently earn revenue as it is in the development stage. If the acquisition had occurred on January 1, 2011, management estimates that consolidated revenue would have been $177,345 and consolidated profit for the period would have been $14,550 In determining these amounts, management has assumed that the fair value adjustments, determined provisionally, that arose on the date of acquisition would have been the same if the acquisition had occurred on January 1, 2011.

Consideration transferred

The following summarizes the acquisition date fair value of the major classes of consideration transferred:

Cash consideration	$118,525
Equity instruments (20,372,986 common shares)	345,119

Total consideration transferred	463,644
Less: cash acquired	(23,669)

Total consideration transferred, net of cash acquired	$439,975

The fair value of the common shares issued was based on HudBay’s listed share price of $16.94 at the March 1, 2011 acquisition date.

The Group incurred acquisition related costs of $5,778 mainly relating to external legal fees and due diligence costs. These costs have been included in selling and administrative expenses in the Group’s consolidated income statement. In addition, the Group incurred share issue costs of $237 and presented them as a deduction from share capital. For cash flow purposes, the Group paid $94,856 upon acquisition of Norsemont representing $118,525 of cash paid, net of $23,669 cash received.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three months ended March 31, 2011

Identifiable assets acquired and liabilities assumed

Recognized amounts of identifiable assets acquired and liabilities assumed as at the date of acquisition were as follows:

Provisional fair value
Cash and cash equivalents	$23,669
Short-term investments	20,053
Receivables and prepaid expenses	19,447
Mineral properties	520,768
Other property, plant and equipment	564
Deferred tax assets	750
Trade and other payables	(13,827)
Provisions - decommissioning and restoration liabilities	(978)
Deferred tax liabilities	(128,211)

Total net identifiable assets	$442,235

The fair values disclosed are provisional due to the complexity of the acquisition and due to the inherently uncertain nature of the mining industry. The Group will complete its review of the fair value of the assets and liabilities acquired within twelve months of the acquisition date at the latest. In particular, the fair values of mineral properties, other property, plant and equipment, decommissioning and restoration liabilities and deferred tax assets and liabilities have been determined provisionally pending completion of an independent valuation.

Acquired receivables were valued at $19,248. Based on the valuation performed at the acquisition date, management expected all contractual cash flows to be collectible. Receivables are related primarily to the timing of receipt of proceeds by Norsemont from exercises of stock options and warrants. Subsequent to the acquisition date, all receivables relating to the exercises of stock options and warrants were collected.

Goodwill

The Group recognized goodwill as a result of the acquisition as follows:

Total consideration transferred	$463,644
Fair value of previous 1.2% interest in the acquiree	6,043
Non-controlling interests of 8.3% measured based on the proportionate share of identifiable net assets	36,705
Less: value of net identifiable asset acquired	(442,235)

Goodwill	64,157

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three months ended March 31, 2011

The Group recognized a gain of $2,100 in other finance gains and losses as a result of remeasuring its existing 1.2% interest in Norsemont to fair value. Of this amount, $1,219 represented a transfer of gains recognized in previous periods from the available-for-sale reserve within equity into the income statement (note 6d).

The goodwill balance arose mainly from the requirement to record deferred income tax liabilities measured at the tax effect of the difference between the fair values of the assets acquired and liabilities assumed and their tax bases. None of the goodwill recognized is expected to be deductible for income tax purposes.

As a result of foreign exchange translation, the goodwill balance decreased to $63,808, as at March 31, 2011.

Acquisition of non-controlling interests

On March 15, 2011, the Group acquired an additional 6.9% interest in Norsemont. The Group transferred consideration of $33,914 to the non-controlling interest holders, consisting of cash of $9,156 and 1,566,945 HudBay common shares. The carrying amount of Norsemont’s net assets in the Group’s financial statements on the acquisition date was $511,495 and the carrying value of the additional interest acquired was $30,809. The Group has recognized the difference of $3,105 between the consideration transferred and the carrying value of the interest acquired in retained earnings.

During March 2011, Norsemont issued additional shares to non-controlling interest holders upon the exercise of warrants. The Group received proceeds of $1,522 and recognized an increase to non-controlling interests of $2,220 and a decrease to retained earnings of $698.

As at March 31, 2011, the Group’s ownership interest in Norsemont was 98.1%.

The following summarizes the effect of changes in the Company’s ownership interest in Norsemont:

Ownership interest before acquisition	$6,043
Effect of increase in ownership interest upon acquisition of control	463,644
Effect of increase in ownership interest upon acquisition of non-controlling interest,	30,809
Effect of decrease from Norsemont shares issued upon exercises of warrants	(698)
Less: share of comprehensive loss	(3,282)

Ownership interest at March 31, 2011	$496,516

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three months ended March 31, 2011

6.	Revenue and expenses

(a)	Revenue:

The Group’s revenue by significant product types:

	March 31
	2011	2010
Copper	$77,936	$119,922
Zinc	41,745	56,995
Gold	17,749	31,778
Silver	4,140	8,017
Other	41,197	25,859

	182,767	242,571
Less: treatment and refining charges	(5,422)	(1,265)

	$177,345	$241,306

During the three months ended March 31, 2011, copper, gold and silver revenues were from the sale of metal contained in concentrates or anodes after deducting applicable treatment and refining costs. During 2010, copper revenues also included sales of finished metal. Other revenues include sales of zinc oxide.

A portion of the Group’s revenue from sales of zinc is hedged and designated as cash flow hedges. For the three months ended March 31, 2011, revenues from zinc sales include net losses of $103 (2010 – $0) from the hedging reserve (note 14b).

(b)	Depreciation and amortization:

	March 31
	2011	2010
Depreciation of property, plant and equipment	$24,552	$31,786
Amortization of intangible assets	7	—

	$24,559	$31,786

Presented in:
Cost of sales	$24,450	$31,718
Selling and administrative expenses	109	38
Exploration and evaluation expenses	—	30

	$24,559	$31,786

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three months ended March 31, 2011

(c)	Other operating expense

	March 31
	2011	2010

Other operating expense
Cost of non-producing properties	2,609	3,065
Other	8	36

	$2,617	$3,101

(d)	Finance income and expenses:

	March 31
	2011	2010
Finance income
Interest income on cash and cash equivalents	$(2,322)	$(713)
Other finance income	(8)	(256)

	(2,330)	(969)

Finance expense
Other finance expense	692	320
Unwinding of discounts on provisions	911	842

	1,603	1,162

Other finance gains/losses
Net foreign exchange gains/losses	$2,819	$10,547
Ineffective gains/losses on cash flow hedges	(73)	(7)
Change in fair value of financial assets and liabilities at FVTPL:
Classified as held-for-trading	152	—
Remeasurement to fair value of existing interest in Norsemont:
Recognized in the income statement	(881)	—
Reclassified from equity	(1,219)	—
Net gain reclassified from equity on disposal of available-for-sale investments	—	(1,094)

	798	9,446

Net finance expense	$71	$9,639

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three months ended March 31, 2011

7.	Inventories

	Mar. 31, 2011	Dec. 31, 2010	Jan. 1, 2010

Current
Work in progress	$4,238	$18,775	$51,250
Finished goods	105,714	81,277	59,595
Materials and supplies	15,478	15,590	15,095

	125,430	115,642	125,940
Non-current
Materials and supplies	6,052	6,052	5,188

Total	$131,482	$121,694	$131,128

8.	Other financial assets

	Mar. 31, 2011	Dec. 31, 2010	Jan. 1, 2010

Current
Derivative assets	$2,554	$3,795	$955

Non-current
Available-for-sale investments	143,536	104,990	27,249
Investments at fair value through profit or loss	2,651	7,688	138
Derivative assets	556	603	258
Restricted cash	4,129	4,405	59,031

	150,872	117,686	86,676

	$153,426	$121,481	$87,631

On November 3, 2010, the Company arranged a new US$300 million revolving credit facility with a syndicate of lenders. The facility has an initial term of four years and is secured by a pledge of assets of the parent company and is unconditionally guaranteed by the Company’s material subsidiaries. Upon closing, restricted cash on deposit to support letters of credit was reclassified to cash and cash equivalents. The Company has outstanding letters of credit in the amount of $59,335, of which $56,931 is supported by the revolving credit facility.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three months ended March 31, 2011

9.	Income and mining taxes

(a)	Tax expense:

	March 31
	2011	2010
Tax expense applicable to:
Current:
Based on taxable income of the current period	$7,387	$12,640
Based on taxable mining profits of the current period	7,100	7,452

	14,487	20,092

Deferred:
Income taxes - origination and reversal of temporary difference	4,084	2,342
Mining taxes - origination and reversal of temporary difference	450	871
Benefit arising from previously unrecognized tax loss, or temporary difference	(518)	(24)
Relating to the write-down/reversal of write-down of a deferred tax asset	—	1,115

	4,016	4,304

Tax expense	$18,503	$24,396

(b)	Deferred tax assets and liabilities as represented on the balance sheet:

	Mar. 31, 2011	Dec. 31, 2010	Jan. 1, 2010
Deferred income tax asset	5,917	15,349	26,363
Deferred income tax liability	(146,215)	(24,302)	(29,457)
Deferred mining tax asset	16,606	17,057	18,246

	(123,692)	8,104	15,152

(c)	Changes in deferred tax assets and liabilities:

	2011	2010

Balance, beginning of period	8,104	15,152
Deferred tax expense	(4,016)	(4,304)
OCI (loss) transactions	(1,019)	278
Purchase price adjustment	(127,461)	—
Foreign currency translation on Norsemont deferred tax liability	700	—
Other		(1)

	(123,692)	11,125

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three months ended March 31, 2011

(d)	Other disclosure:

The tax rules and regulations applicable to mining companies are highly complex and subject to interpretation. The Group may be subject in the future to a review of its historic income and other tax filings, and in connection with such reviews, disputes can arise with the taxing authorities over the interpretation or application of certain tax rules and regulations to the Group’s business. These audits may alter the timing or amount of taxable income or deductions. The amount ultimately reassessed upon resolution of issues raised may differ from the amount accrued.

10.	Share capital

(a)	Preference shares:

Authorized: Unlimited preference shares without par value

(b)	Common shares:

Authorized: Unlimited common shares without par value

Issued and fully paid:

	Three months ended Mar. 31, 2011		Year ended Dec. 31, 2010
	Common Shares	Amount	Common shares	Amount

Balance, beginning of period	149,431,339	$642,161	153,854,655	$656,427
Exercise of options	6,500	33	623,784	6,881
Shares repurchased	—	—	(5,047,100)	(21,147)
Share issue costs, net of tax	—	(237)	—	—
Issued -acquisition of Norsemont (note 5)	20,372,986	345,118	—	—
Issued - acquisition of non-controlling interest (note 5)	1,566,945	24,758	—	—

Balance, end of period	171,377,770	$1,011,833	149,431,339	$642,161

During the year ended December 31, 2010, the Company repurchased for cancellation 5,047,100 common shares at a net cost of $60,309. The Company recorded a reduction in share capital of $21,147. The excess net cost over the average book value of the shares was recorded as a reduction to other capital reserve of $3,399 and a reduction to retained earnings of $35,763.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three months ended March 31, 2011

11.	Share-based payment

(a)	Cash-settled share-based payment:

The Group has two cash-settled share-based payment plans, as described in note 3p.

Deferred share units

At March 31, 2011, the value of the outstanding liability related to the DSU plan was $3,010 (December 31, 2010 - $3,167). During the period, the Company granted 14,347 DSUs (2010 - 16,168 DSUs) to members of the Board of Directors at a weighted average price of $16.73 (2010 - $13.52) for a total non-cash expense of $240 (2010 - $223). A mark-to-market adjustment of $397 (2010 - $93) is included in general and administrative expenses with respect to these DSUs for a credit of $157 (2010 - $130).

Restricted share units

At March 31, 2011, the value of the outstanding liability related to the RSU plan was $1,979 (2010 - $70).

During the period, the Company granted 316,557 RSUs (2010 - 151,559 RSUs) to employees at a weighted average price of $15.90 (2010 - $13.37) for a total non-cash expense of $140 (2010 - $73). A mark-to-market adjustment of $198 (2010 - -$3) is included in cost of sales, and selling and administrative expense with respect to these RSUs for a net expense of $338 (2010 - $70).

(b)	Equity-settled share-based payment - stock options:

	Three months ended Mar. 31, 2011		Year ended Dec. 31, 2010
	Number of shares subject to option	Weighted average exercise price	Number of shares subject to option	Weighted average exercise price
Balance, beginning of period	4,368,784	$14.50	4,637,113	$14.25
Granted	—	—	900,000	12.17
Exercised	(6,500)	3.87	(623,784)	8.42
Forfeited	(6,667)	7.96	(145,557)	10.42
Expired	—	—	(398,988)	17.31

Balance, end of period	4,355,617	$14.53	4,368,784	$14.50

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three months ended March 31, 2011

The following table summarizes the options outstanding at March 31, 2011:

Range of exercise prices	Number of options outstanding	Weighted- average remaining contractual life (years)	Weighted- average exercise price	Number of options exercisable	Weighted- average exercise price
$ 2.59 - 10.20	1,005,775	4.3	$6.87	852,440	$6.67
10.21 -14.02	1,007,000	3.2	12.01	353,667	11.95
14.03 -16.00	756,703	7.0	15.86	756,703	15.86
16.01 -20.78	355,200	3.5	17.53	351,867	17.53
20.79 -23.74	1,230,939	6.0	21.16	1,230,939	21.16

$ 2.59 - 23.74	4,355,617	4.95	$14.53	3,545,616	$15.27

12.	Earnings per share data

	2011	2010

Profit available to common shareholders of the Company	$16,797	$10,583

Weighted average common shares outstanding	156,008,830	153,650,452
Plus net incremental shares from assumed conversions:
- Stock options	770,229	724,605

Diluted weighted average common shares outstanding	156,779,059	154,375,057

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three months ended March 31, 2011

13.	Other comprehensive income (loss) (“OCI”)

	Three months ended Mar. 31, 2011			Three months ended Mar. 31, 2010
	Pre-tax	Tax (expense) benefit	Net of tax	Pre-tax	Tax (expense) benefit	Net of tax
Foreign currency translation
Net foreign exchange loss on translation of foreign operations	(10,744)	—	(10,744)	(6,593)	—	(6,593)

Available-for-sale
Change in fair value of available-for-sale investments	9,287	(1,171)	8,116	(1,015)	134	(881)
Transfer to income statement on sale of investments	(1,220)	152	(1,068)	(1,094)	144	(950)

	8,067	(1,019)	7,048	(2,109)	278	(1,831)

Cash flow hedge
Effective portion of change in fair value of cash flow hedge	1,990	(566)	1,424	6,471	(1,938)	4,533
Transfer to income statement	103	(44)	59	(502)	160	(342)

	2,093	(610)	1,483	5,969	(1,778)	4,191

Total OCI (loss)	(584)	(1,629)	(2,213)	(2,733)	(1,500)	(4,233)

Gains and losses transferred from equity into profit or loss during the period are included in the following line items in the income statement:

	2011	2010
Revenue	(103)	502
Other finance gains	1,220	1,094
Tax expense	(108)	(304)

	1,009	1,292

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three months ended March 31, 2011

14.	Financial instruments

(a)	Fair value and carrying value of financial instruments:

The following presents the fair value and carrying value of the Company’s financial instruments and non-financial derivatives:

	Mar. 31, 2011		Dec. 31, 2010		Jan. 1, 2010
	Fair Value	Carrying value	Fair Value	Carrying value	Fair Value	Carrying value
Financial assets

Loans and receivables
Cash and cash equivalents[1]	701,331	701,331	901,693	901,693	886,814	886,814
Restricted cash[1]	4,129	4,129	4,405	4,405	59,031	59,031
Short-term investments[1]	20,075	20,075	—	—	—	—
Trade and other receivables[1] [2]	55,006	55,006	72,327	72,327	40,185	40,185

Fair value through profit and loss
Trade and other receivables embedded derivatives[3]	275	275	5,841	5,841	—	—
Non-hedge derivative assets[3]	1,070	1,070	2,724	2,724	955	955
Investments at FVTPL[4]	2,651	2,651	7,688	7,688	138	138

Designated in cash flow hedges
Hedging derivative assets	2,040	2,040	1,674	1,674	258	258

Available-for-sale
Available-for-sale investments[4]	143,536	143,536	104,990	104,990	27,249	27,249

	930,113	930,113	1,101,342	1,101,342	1,014,630	1,014,630

Financial liabilities

Fair value through profit and loss
Trade and other payables	132,822	132,822	132,656	132,656	111,802	111,802
Trade and other payables embedded derivatives[3]	—	—	941	941	—	—
Non-hedge derivative liabilities[3]	36	36	17	17	152	152

Designated in cash flow hedges

Hedging derivative liabilities	2,490	2,490	4,383	4,383	9,823	9,823

	135,348	135,348	137,997	137,997	121,777	121,777

Net financial assets	794,765	794,765	963,345	963,345	892,853	892,853

[1]

Carrying values of cash and cash equivalents, short-term investments, restricted cash, trade and other receivables and trade and other payables and accrued liabilities are recorded at carrying value which approximates fair value due to their short-term nature and generally negligible credit losses.

[2]	Excludes embedded provisional pricing derivatives, as well as tax and other statutory amounts
[3]

Derivatives and embedded provisional pricing derivatives are carried at their fair value, which is determined based on internal valuation models that reflect observable forward market commodity prices, currency exchange rates, and discount factors based on market US dollar interest rates and adjusted for credit risk.

[4]

Available-for-sale investments are carried at their fair value, which is determined using quoted market bid prices in active markets for listed shares and determined using valuation models for shares of private companies.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three months ended March 31, 2011

Fair value hierarchy

The table below provides an analysis by valuation method of financial instruments that are measured at fair value subsequent to recognition. Refer to note 3m(v) for an explanation of the fair value hierarchy applied.

March 31, 2011	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Financial assets at FVTPL:
Cash and cash equivalents	$701,331	$—	$—	$701,331
Short term investments	20,075	—	—	20,075
Restricted cash	4,129	—	—	4,129
Embedded derivatives	—	275	—	275
Non-hedge derivatives	—	1,070	—	1,070
Hedging derivatives	—	2,040	—	2,040
Investments at FVTPL	—	2,651	—	2,651
Available-for-sale investments	141,536	—	2,000	143,536

	867,071	6,036	2,000	875,107

Financial liabilities measured at fair value
Financial liabilities at FVTPL:
Non-hedge derivatives	—	36	—	36
Cash flow hedge derivatives	—	2,490	—	2,490

	—	2,526	—	2,526

December 31, 2010	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Financial assets at FVTPL:
Cash and cash equivalents	901,693	—	—	901,693
Restricted cash	4,405	—	—	2,724
Embedded derivatives	—	5,841	—	5,841
Non-hedge zinc derivatives	—	2,724	—	2,724
Hedging derivatives	—	1,674	—	1,674
Investments at FVTPL	—	7,688	—	7,688
Available for sale investments	102,990	—	2,000	104,990

	1,009,088	17,927	2,000	1,029,015

Financial liabilities measured at fair value
Financial liabilities at FVTPL:
Embedded derivatives	—	941	—	941
Non-hedge derivatives	—	17	—	17
Hedging derivatives	—	4,383	—	4,383

	—	5,341	—	5,341

There were no transfers between levels during the period.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three months ended March 31, 2011

(b)	Derivatives and hedging:

Non-hedge derivative zinc contracts

HudBay enters into fixed price sales contracts with zinc and zinc oxide customers and, to ensure that the Group continues to receive a floating or unhedged realized zinc price, enters into forward zinc purchase contracts that effectively offset the fixed price sales contracts. The fixed-price sales contracts with customers are not recognized as derivatives, as they are executory contracts entered into and held for the purpose of the Group’s expected sale requirements. However, the zinc forward purchase contracts are recorded as derivatives. Gains and losses on these contracts are recorded in revenues, and cash flows are classified in operating activities.

At March 31, 2011, the Group held contracts for forward zinc purchases of 1,048 tonnes that related to forward customer sales of zinc and zinc oxide. Prices ranged from US$1,722 to US$2,443 per tonne, and settlement dates extended out up to Dec 2011.

Cash flow hedging derivatives

During the year, the Group entered into a foreign exchange swap contract to hedge foreign exchange risk for future receipts of US dollars and commodity swap contracts to hedge prices for a portion of future sales of zinc. These contracts expire in July 2012. The risk management objective for these hedging relationships is to mitigate the impact on the Group of fluctuating zinc prices and exchange rates. Cash flow hedge accounting has been applied to the hedging relationships. The effective portion of the change in fair value of cash flow hedging derivatives recognized in other comprehensive income is presented in note 13, and the ineffective portion recognized in other finance gains and losses in the income statement is presented in note 6d. Gains and losses reclassified from the cash flow hedge reserve to revenue are presented in note 13.

In 2007, the Group applied hedge accounting to zinc swap contracts to hedge prices for a portion of zinc sales in 2010. By 2008, the Group had terminated the zinc swap contracts and prospectively discontinued hedge accounting for those hedging relationships. Related gains and losses in the hedging reserve were reclassified to the income statement as the hedged forecast zinc sales occurred. As at December 31, 2010, no further amounts remained in the hedging reserve related to these hedging relationships.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three months ended March 31, 2011

The following tables summarizes the Group’s cash flow hedging derivatives, indicating the periods in which cash flows associated with the cash flow hedging derivatives are expected to occur:

March 31, 2011	Quantity	Weighted average price	Fair value of derivative asset (liability)	Expected cash flows
Zinc swaps - US$ denominated contracts
	Metric tonnes	US$/MT
Maturing between:
0 to 12 months	10,980	2,220.0	(1,629)	(1,629)
13 to 24 months	4,575	2,220.0	(861)	(861)

	15,555	2,220.0	(2,490)	(2,490)

Foreign currency swaps - sell US$/buy C$
	Value	Rate
Maturing between:
0 to 12 months	16,310	1.0668	1,484	1,484
13 to 24 months	6,795	1.0668	556	556

	23,105	1.0668	2,040	2,040

December 31, 2010	Quantity	Weighted average price	Fair value of derivative asset (liability)	Expected cash flows
Zinc swaps - US$ denominated contracts
	Metric tonnes	US$/MT
Maturing between:
0 to 12 months	11,437	2,220	(2,560)	(2,560)
13 to 24 months	7,320	2,220	(1,826)	(1,826)

	18,757	2,220	(4,386)	(4,386)

Foreign currency swaps - sell US$/buy C$
	Value	Rate
Maturing between:
0 to 12 months	16,310	1.0668	1,071	1,071
13 to 24 months	10,873	1.0668	603	603

	27,183	1.0668	1,674	1,674

(c)	Embedded derivatives

The Group records embedded derivatives related to provisional pricing in concentrate purchase, concentrate sale, anode sale, and certain other sale contracts. Under the terms of these contracts, prices are subject to final adjustment at the end of a future period after title transfers based on quoted market prices during the quotational period specified in the contract. The period between provisional pricing and final pricing is typically up to three months.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three months ended March 31, 2011

Embedded derivatives are presented in trade and other receivables when they relate to sales contracts and in trade and other payables when they relate to purchase contracts. At each reporting date, provisionally priced metals are marked to market based on the forward market price for the quotational period stipulated in the contract, with changes in fair value recognized in revenues for sales contracts and in cost of sales for purchase concentrate contracts. Cash flows related to provisional pricing embedded derivatives are classified in operating activities.

At March 31, 2011, the Group’s net position consisted of contracts awaiting final pricing for sales of 8,480 tonnes of copper, purchases of 2,059 tonnes of zinc, sales of 9,108 ounces of gold and sales of 76,713 ounces of silver.

15.	Contingencies

Contingent liabilities and assets

Contingent liabilities

The Group is involved in various claims and litigation arising in the ordinary course and conduct of business. As the outcomes are uncertain, no amounts have been recorded in these condensed consolidated interim financial statements. By their nature, contingencies will be resolved only when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events.

The significant claims and litigation matters are as follows:

(a)	Statements of claim were filed against Saskatchewan Power Corporation (“SaskPower”), HBMS and Churchill River Power Company Limited (“CRP”) on February 10, 1995, seeking an aggregate of $1 billion in compensatory damages and in excess of $100 million in punitive damages. These claims were filed in connection with the use and operation of the Whitesand Dam and the Island Falls Hydro Electric Station in Saskatchewan, which were transferred by CRP, formerly a wholly-owned subsidiary of HBMS, to SaskPower in 1981. Based on the current knowledge of management, the ultimate resolution of the claims will not be material to the Group’s financial position.

(b)	On December 20, 2004, a Statement of Claim was filed by the Peter Ballantyne Cree Nation against SaskPower, the Government of Canada and the Province of Saskatchewan. The action claims damages alleged as a result of the operation and use of the Whitesand Dam and Island Falls Hydro-Electric Station. HBMS and CRP have both been named as third parties in the action by SaskPower. It has come to HudBay’s attention that CRP, a former subsidiary of HBMS that was dissolved, has been revived by SaskPower for the purpose of taking legal action against CRP for alleged breaches by CRP of its obligations under a certain Purchase and Sale Agreement made in 1981. At present, the resolution of the claims against CRP and HBMS is not reasonably determinable.

(c)	On March 2, 2007, a Statement of Claim was issued in the Manitoba Court of Queen’s Bench by Callinan Mines Limited against HBMS seeking declaratory relief, an accounting and an undisclosed amount of damages in connection with a Net Profits Interest and Royalty Agreement between HBMS and Callinan Mines Limited dated January 1, 1988. HBMS has retained legal counsel and the likelihood of success and materiality of this claim is not reasonably determinable.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three months ended March 31, 2011

Contingent assets

There were no significant contingent assets at March 31, 2011 or December 31, 2010.

16.	Supplementary cash flow information

(a)	Change in non-cash working capital:

	March 31
	2011	2010

Change in:
Trade and other receivables	22,985	(31,384)
Inventories	(9,788)	39,258
Prepaid expenses and other current assets	127	977
Trade and other payables	(24,162)	(9,650)
Tax payable	(1,010)	(111)

	(10,838)	(799)

(b)	Non-cash transactions:

During the period, the Group entered into the following non-cash investing and financing activities which are not reflected in the statement of cash flows:

•	Remeasurements of the Group’s provision for decommissioning liability led to decreases in related assets of $5,066;

•	Depreciation of $105 was capitalized for fixed assets in construction; and

•

As at March 31, 2011, additions to property, plant and equipment of $2,868 (December 31, 2010 - $7,469) were purchased using trade credit which was not yet paid. These additions will be reflected in the statement of cash flows in the period payment is made.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three months ended March 31, 2011

17.	Segmented information

The Group is an integrated metals producer. When making decisions on expansions, opening or closing mines, as well as day to day operations, management evaluates the profitability of the overall operation of the Group. The Group’s main mining operations are located in Manitoba and Saskatchewan and are included in the HBMS segment. The HBMS revenue segment generates the majority of revenues as it sells copper, zinc, gold, silver and other metals. The HMI Nickel segment consists of the Group’s Fenix nickel project in Guatemala. The Norsemont segment consists of the Group’s Constancia project in Peru, which was acquired on March 1, 2011. The “Other Segment” includes operating segments that are not individually significant, as they do not meet the quantitative thresholds, and include the Balmat segment which consists of a zinc mine and concentrator, the Michigan segment which includes the Aquila property, and other exploration properties. The Balmat mine suspended operations on August 22, 2008. Corporate activities are not considered a segment and are included as a reconciliation to total consolidated results. Accounting policies for each reported segment are the same as those described in note 3. Segment profit or loss represents the profit earned by each segment without allocation of corporate costs. This is the measure reported to the chief operating decision-maker for the purposes of resource allocation and the assessment of segment performance. Total assets and liabilities do not reflect inter-company balances, which have been eliminated on consolidation. There are no intercompany transactions between HBMS and HMI Nickel.

March 31, 2011
	HBMS	HMI Nickel	Norsemont	Other	Corporate activities and unallocated costs	Total
Revenue from external customers	177,345	—	—	—	—	177,345

Cost of sales not including depreciation and amortization	94,871	—	—	—	—	94,871
Depreciation and amortization	24,450	—	—	—	—	24,450

Gross Profit	58,024	—	—	—	—	58,024
Selling and administration	683	33	—	—	11,691	12,407
Exploration and evaluation	7,111	8	—	2,392	205	9,716
Other operating income	(312)	(65)	—	—	—	(377)
Other operating expense	1,128	381	549	559	—	2,617

Results from operating activities	49,414	(357)	(549)	(2,951)	(11,896)	33,661
Finance income						(2,330)
Finance expenses						1,603
Other finance loss						798

Profit before tax						33,590
Tax expense						18,503

Profit for the period						15,087

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three months ended March 31, 2011

March 31, 2011
	HBMS	HMI Nickel	Norsemont	Other	Corporate	Total
Total assets	808,454	355,990	571,344	9,229	779,534	2,524,551
Total liabilities	350,130	9,959	130,294	17,009	12,956	520,348

Property, plant and equipment	455,834	350,018	519,582	3,667	13,792	1,342,893
Additions to property, plant and equipment[1]	38,646	3,571	—	175	1,413	43,805
Additions to other non-current assets (intangibles)	1,781	—	—	—	—	1,781

[1]	Additions to property, plant and equipment represent cash additions only. For non-cash additions, see note 16.

March 31, 2010
	HBMS	HMI Nickel	Other	Corporate activities and unallocated costs	Total
Revenue from external customers	241,306	—	—	—	241,306

Cost of sales not including depreciation and amortization	142,633	—	—	—	142,633
Depreciation and amortization	31,718	—	—	—	31,718

	66,955	—	—	—	66,955
Selling and administration	655	4	—	3,623	4,282
Exploration and evaluation	10,966	634	3,314	41	14,955
Other operating income	18	17	—	(46)	(11)
Other operating expense	31	2,197	799	74	3,101

Results from operating activities	55,285	(2,852)	(4,113)	3,692	44,628

Finance income					(969)
Finance expenses					1,162
Other finance loss					9,446

Profit before tax					34,989

Tax expense					24,396

Profit for the period					10,593

	HBMS	HMI Nickel	Other	Corporate	Total
Total assets	786,418	368,739	4,449	833,566	1,993,172
Total liabilities	324,033	11,494	11,927	7,978	355,432

Property, plant and equipment	412,587	362,134	1,224	1,696	777,641
Additions to property, plant and equipment[1]	21,546	331	—	100	21,977
Additions to other non-current assets (intangibles)	297	—	—	—	297

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three months ended March 31, 2011

18.	Transition to IFRS

As stated in note 2a, the Group will prepare its first consolidated annual financial statements prepared in accordance with IFRS for the year ending December 31, 2011, which will include comparative figures for the year ended December 31, 2010.

The accounting policies set out in note 3 have been applied in preparing the condensed consolidated interim financial statements for the three months ended March 31, 2011, the comparative information presented in these interim financial statements for both the three months ended March 31, 2011 and the year ended December 31, 2010 and in the preparation of an opening IFRS balance sheet as at January 1, 2010 (the Group’s transition date).

In preparing its opening IFRS balance sheet, the Group has adjusted amounts reported previously in financial statements prepared in accordance with Canadian GAAP. An explanation of the effect of transition from Canadian GAAP to IFRS on the Group’s financial position, financial performance and cash flows is set out in the following tables and the notes that accompany the tables.

Exemptions applied:

IFRS 1, First-time Adoption of International Financial Reporting Standards, allows first-time adopters certain optional exemptions from full retrospective application of IFRSs. The Group applied the following exemptions as at January 1, 2010, its date of transition to IFRS:

•

Business combination exemption – The Company has elected not to apply IFRS 3, Business Combinations, retrospectively to acquisitions of subsidiaries or of interests in associates and joint ventures that occurred before January 1, 2010. This exemption also applies to purchases accounted for as asset acquisitions under Canadian GAAP that would qualify as business combinations under IFRS 3 (2008), which contains a broader definition of a business. The Group has determined that its 2008 acquisition of HMI Nickel would qualify as a business combination under IFRS 3 (2008). Accordingly, the Group has carried forward its Canadian GAAP accounting treatment for such acquisitions. In addition, and as a condition under IFRS 1 for applying this exemption, goodwill relating to business combinations that occurred prior to January 1, 2010 was tested for impairment even though no impairment indicators were identified. No impairment existed at the date of transition.

•

Employee benefits exemptions – The Group has elected to recognize all cumulative (and previously unrecognized) actuarial gains and losses in retained earnings for defined benefit plans as at January 1, 2010. The Group has also elected not to provide additional disclosures regarding employee benefit plans, including certain information in respect of defined benefit plans for the four previous periods, to the extent that such disclosures relate to a period prior to the Group’s date of transition to IFRS.

•

Exemption for decommissioning, restoration and similar liabilities included in the cost of property, plant and equipment – The Group has elected not to apply IFRIC 1, Changes in Existing Decommissioning, Restoration and Similar Liabilities, retrospectively to determine the amount of decommissioning, restoration and similar liabilities to be included in the carrying value

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three months ended March 31, 2011

of property, plant and equipment as at January 1, 2010. Instead, the Group has determined such carrying values by determining the amount of the liability as at January 1, 2010 in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets, estimating the amount that would have been included in the cost of the related asset when the liability first arose and calculating the accumulated depreciation on that amount as at January 1, 2010 based on the Group’s current estimate of the useful life of the asset and the depreciation policy applied in accordance with IFRS.

•

Deemed cost exemption – The Group has elected to use fair value as at September 30, 2008 as deemed cost for its Balmat property, plant and equipment as at this date. On September 30, 2008, the Group revalued these Balmat assets to their fair value of nil as a result of recognizing impairment losses, as previously reported in the Group’s Canadian GAAP September 30, 2008 unaudited interim consolidated financial statements and December 31, 2008 audited annual consolidated financial statements.

•

Cumulative translation differences exemption – The Group has elected to deem cumulative translation differences for all foreign operations to be zero at January 1, 2010, and reclassify any such amounts determined in accordance with Canadian GAAP at that date to retained earnings.

•

Borrowing costs exemption – The Group has elected to apply IAS 23, Borrowing Costs, prospectively to borrowing costs related to qualifying assets for which the commencement date for capitalization was on or after August 1, 2008. Accordingly, the Group has carried forward its Canadian GAAP accounting treatment for borrowing costs related to qualifying assets for which the commencement date for capitalization was prior to August 1, 2008.

•

Share-based payment exemption – The Group has elected not to apply IFRS 2, Share-based Payment, retrospectively to equity instruments in share-based payment transactions that were granted on or before November 7, 2002, equity instruments granted after November 7, 2002 that vested before January 1, 2010, and liabilities for cash-settled share-based payment transactions that were settled before January 1, 2010.

•	Lease exemption – The Group has elected to determine whether arrangements existing at January 1, 2010 contain a lease on the basis of facts and circumstances existing at that date.

Mandatory exceptions:

IFRS 1 requires certain mandatory exceptions to retrospective application of IFRSs. The following mandatory exceptions were applicable to the Group’s transition to IFRS:

•

Estimates – Hindsight is not used to create or revise estimates. The Group has not revised estimates previously made under Canadian GAAP, except for adjustments required to reflect any difference in accounting policies or calculations. In particular, estimates at the date of transition to IFRSs of market prices, interest rates and foreign exchange rates reflect market conditions at that date.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three months ended March 31, 2011

•

Hedge accounting – Hedging relationships cannot be retrospectively designated or retrospectively de-designated. The Group designated new hedging relationships in 2009 using documentation that satisfied both Canadian GAAP and IFRS requirements. In addition, in 2010, the Group continued to reclassify gains and losses from its hedging reserve to the income statement for a hedging relationship that was designated in 2007 under Canadian GAAP and discontinued in 2008 upon settlement of the hedging derivatives. This treatment was consistent with IFRS requirements. The Group did not record any retrospective adjustments to hedge accounting upon transition to IFRS.

Reconciliation of equity as at January 1, 2010, March 31, 2010 and December 31, 2010

	Notes	Jan. 1, 2010 (transition date)	Mar. 31, 2010	Dec. 31, 2010
Total equity under Canadian GAAP		1,698,484	1,703,703	1,748,981

Adjustments to equity, net of tax
Exploration and evaluation	a	(21,339)	(27,073)	(54,005)
Decommissioning and restoration liabilities and assets	b	(14,930)	(15,190)	(24,164)
Property, plant and equipment	c	(5,058)	(7,588)	(10,796)
Functional currency	d	(4,561)	(16,824)	(25,033)
Employee benefits	e	(3,641)	(3,407)	(2,682)
Provisions	f	(1,034)	(809)	(698)
“Own-use” derivatives	g	307	1,014	1,896
Non-controlling interest	h	1,356	52	49
Effect of re-measuring taxes	i	—	—	271

Net adjustment to equity		(48,900)	(69,825)	(115,162)

Total equity under IFRSs		1,649,584	1,633,878	1,633,819

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three months ended March 31, 2011

Reconciliation of statement of comprehensive income for the three months ended March 31, 2010 and for the year ended December 31, 2010

		Three months ended Mar. 31, 2010		Year ended Dec. 31, 2010
	Notes	Before tax	Net of tax	Before tax	Net of tax
Total comprehensive income under Canadian GAAP			25,918		105,290

Adjustments to profit:
Exploration and evaluation	a	(9,200)	(5,734)	(53,569)	(32,666)
Decommissioning and restoration liabilities and assets	b	(122)	(259)	(4,499)	(9,236)
Property, plant and equipment	c	(4,080)	(2,530)	(9,336)	(5,738)
Functional currency	d	(5,661)	(5,661)	(5,397)	(5,397)
Employee benefits	e	327	234	1,330	959
Provisions	f	321	225	473	337
“Own-use” derivatives	g	986	707	2,215	1,589
Effect of re-measuring taxes	i	—	—	—	1,019
Share-based payment	j	53	53	118	118

Total adjustment to profit		(17,376)	(12,965)	(68,665)	(49,015)

Adjustment to other comprehensive income (loss):
Functional currency	d	(6,593)	(6,593)	(15,070)	(15,070)
Available-for-sale investments	i				(386)

Total adjustment to OCI (loss)		(6,593)	(6,593)	(15,070)	(15,456)

Total adjustment to comprehensive income		(23,969)	(19,558)	(83,735)	(64,471)

Total comprehensive income under IFRS			6,360		40,819

Refer to pages 68 - 73 for schedules presenting the effect of transition to IFRSs on the balance sheet, statement of comprehensive income and statement of cash flows.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three months ended March 31, 2011

Notes to reconciliations:

Transition to IFRSs has resulted in the following adjustments as a result of applying the Group’s IFRS accounting policies as at January 1, 2010:

(a)	Exploration for and evaluation of mineral resources

The Group has selected an IFRS policy to expense the cost of its exploration and evaluation (“E&E”) activities and to capitalize the cost of acquiring interests in mineral rights, licenses and properties in business combinations, asset acquisitions or option agreements. Application of this policy resulted in a transition adjustment to reverse the Lalor project assets previously capitalized under Canadian GAAP, as the amounts arose from E&E activities rather than acquisitions. Under IFRS, the Group began capitalizing Lalor project expenditures in January 2011, when it reached the end of the E&E phase. At that time, the Group had completed a preliminary feasibility study, some of the resources had been converted to reserves, and management had determined it was probable the property would be developed into a mine.

Under IFRS, the Group capitalizes option payments and records option payments received as a reduction to the cost of the related E&E asset, with any excess over cost recognized as a gain in the income statement. Upon transition to IFRS, the Group recorded adjustments to reduce the cost of E&E assets for option payments previously received and recorded in the income statement under Canadian GAAP. The Group also recorded adjustments to increase the cost of E&E assets for option payments it previously expensed under Canadian GAAP.

Balance sheet	Jan. 1, 2010	Mar. 31, 2010	Dec. 31, 2010

Decrease in exploration and evaluation assets within property, plant and equipment:
- Lalor Project	(32,779)	(41,829)	(86,123)
- Option payments	(882)	(1,032)	(1,107)
Tax effect:
- Income taxes	9,070	11,543	23,474
- Mining taxes	3,252	4,245	9,751

Decrease in retained earnings	(21,339)	(27,073)	(54,005)

Statement of comprehensive income		Three months ended Mar. 31, 2010	Year ended Dec. 31, 2010

Increase in exploration and evaluation expense		(9,200)	(53,569)
Tax effect:
- Income taxes		2,473	14,404
- Mining taxes		993	6,499

Decrease in comprehensive income		(5,734)	(32,666)

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three months ended March 31, 2011

(b)	Decommissioning and restoration

As noted above, the Group applied the IFRS 1 exemption related to decommissioning, restoration and similar liabilities included in the cost of property, plant and equipment.

Under Canadian GAAP, the Group applied a credit-adjusted, risk-free rate to measure its decommissioning and restoration liabilities and did not re-measure the liabilities as a result of changes in the discount rate. Under IFRS, the Group reflects risk in estimated future cash flows and applies a risk-free rate when measuring decommissioning and restoration liabilities and, in subsequent periods, re-measures the liabilities to reflect changes in the discount rate. Differences between historical, credit-adjusted Canadian GAAP discount rates and current, risk-free IFRS discount rates resulted in IFRS transition adjustments to increase decommissioning and restoration liabilities.

The increase in these liabilities also led to IFRS transition adjustments to increase the carrying value of decommissioning and restoration assets.

Balance sheet	Jan. 1, 2010	Mar. 31, 2010	Dec. 31, 2010

Increase in decommissioning, restoration and similar liabilities	(31,100)	(31,504)	(51,814)
Increase in decommissioning and restoration assets within property, plant and equipment	24,275	24,557	40,490
Tax effect:
- Income taxes	(5,880)	(5,977)	(9,119)
- Mining taxes	(2,169)	(2,209)	(3,668)
Increase in non-controlling interest	(56)	(57)	(53)

Decrease in retained earnings	(14,930)	(15,190)	(24,164)

Statement of comprehensive income		Three months ended Mar. 31, 2010	Year ended Dec. 31, 2010

Decrease in finance expense - unwinding of discounts on provisions		368	1,389
Increase in other operating expense - cost of non-producing properties		(140)	(2,562)
Increase in cost of sales - depreciation and amortization		(350)	(3,326)
Tax effect:
- Income taxes		(97)	(3,239)
- Mining taxes		(40)	(1,499)

Decrease in comprehensive income		(259)	(9,237)

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three months ended March 31, 2011

(c)	Property, plant and equipment

IFRS requires capitalized costs to be directly attributable to bringing assets to a working condition for their intended use and requires depreciation to be calculated separately for individual components of an item of property, plant and equipment that have costs significant in relation to the total cost of the item. Under IFRS, components may be physical or non-physical. Costs of major inspections and overhauls are capitalized as separate components and depreciated over the useful lives of the major inspection or overhaul. Requirements under Canadian GAAP, while similar, are less specific.

Application of IFRS required the Group to account for components at a more detailed level. Identification of additional components with shorter useful lives than that of the item of property, plant and equipment resulted in IFRS transition adjustments to increase accumulated depreciation. For certain equipment, the increase in accumulated depreciation also reflected a change in depreciation method from unit-of-production to straight-line because the expected pattern of future economic benefits was different at the lower level of componentization.

The Group recorded IFRS transition adjustments to increase the carrying value of property, plant and equipment for major inspection and overhauls of mobile equipment that required capitalization as separate components under IFRS but were expensed under Canadian GAAP.

In addition, IFRS requires depreciation of equipment used in construction projects to be capitalized. Canadian GAAP requirements, while similar, are less specific. The Group has recorded IFRS adjustments to reflect the capitalization of depreciation of equipment used in capital mine development. This resulted in increases to the capital cost of mining properties.

The Group recorded IFRS transition adjustments to decrease the carrying value of property, plant and equipment for owners’ costs that were capitalized to a development project under Canadian GAAP but under IFRS are not considered directly attributable to bringing the assets to a working condition for their intended use.

Balance sheet	Jan. 1, 2010	Mar. 31, 2010	Dec. 31, 2010

Decrease in property, plant and equipment	(7,994)	(12,074)	(17,330)
Tax effect:
- Income taxes	2,149	3,247	4,656
- Mining taxes	787	1,239	1,878

Decrease in retained earnings	(5,058)	(7,588)	(10,796)

Statement of comprehensive income		Three months ended Mar. 31, 2010	Year ended Dec. 31, 2010

Increase in cost of sales - depreciation and amortization		(4,080)	(9,336)
Tax effect:
- Income taxes		1,098	2,507
- Mining taxes		452	1,091

Decrease in comprehensive income		(2,530)	(5,738)

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three months ended March 31, 2011

(d)	Functional currency

IFRS requirements for determining the functional currency of an entity are more specific than those in Canadian GAAP. Under Canadian GAAP, the measurement currency of all Group entities was the Canadian dollar. Under IFRS, the Group determined the functional currency of its Guatemalan operations is the US dollar. To simplify the calculation of the transition adjustments, the Group elected the IFRS 1 exemption to deem cumulative translation differences to be zero as at January 1, 2010; accordingly, the Group recorded the differences identified against retained earnings, rather than determining the portion that would otherwise have been recognized as cumulative translation differences in the foreign currency reserve.

Balance sheet	Jan. 1, 2010	Mar. 31, 2010	Dec. 31, 2010

Decrease in capital works in progress within property, plant and equipment	(4,566)	(16,944)	(24,302)
Decrease in E&E assets within property, plant and equipment	(18)	(165)	(979)
Decrease in decommissioning and restoration liabilities	24	275	240
Decrease in other liabilities	(1)	10	8

Decrease in retained earnings	(4,561)	(16,824)	(25,033)

Statement of comprehensive income		Three months ended Mar. 31, 2010	Year ended Dec. 31, 2010

Change in other finance losses - foreign exchange		(5,661)	(5,397)
Decrease in other comprehensive income - net foreign exchange loss on translation of foreign operations		(6,593)	(15,070)

Decrease in comprehensive income		(12,254)	(20,467)

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three months ended March 31, 2011

(e)	Employee benefits

Under IFRS, past service costs are recognized over the vesting period, whereas Canadian GAAP allows recognition of past service costs over the expected average remaining service period. As a result, the Group recorded a transition adjustment to charge unamortized, vested past service costs to retained earnings. Also, as noted above, the Group elected the IFRS 1 exemption to reset unamortized actuarial gains and losses to zero as at January 1, 2010 with an adjustment against retained earnings.

IFRS provides a policy choice for ongoing recognition of actuarial gains and losses. Entities may opt to recognize actuarial gains and losses in profit or loss, applying either the corridor method or an approach that results in faster recognition; alternately, entities may recognize actuarial gains and losses immediately in other comprehensive income. The Group chose to continue to apply the corridor method to recognize actuarial gains and losses in profit or loss under IFRS.

The transition adjustments described above, together with the Group’s policy choice for recognition of actuarial gains and losses under the corridor method, caused ongoing IFRS adjustments during the Group’s 2010 transition year.

Balance sheet	Jan. 1, 2010	Mar. 31, 2010	Dec. 31, 2010

Charge unamortized, vested past service costs to retained earnings: increase in pension obligations	(3,923)	(3,596)	(2,617)
Charge unamortized actuarial gains and losses to retained earnings:
- Decrease in pension obligations	4,376	4,376	4,400
- Increase in other employee benefits	(3,988)	(3,988)	(3,988)
Tax effect - income taxes	(106)	(199)	(477)

Decrease in retained earnings	(3,641)	(3,407)	(2,682)

Statement of comprehensive income		Three months ended Mar. 31, 2010	Year ended Dec. 31, 2010

Decrease in cost of sales - other cost of sales		327	1,330
Tax effect - income taxes		(93)	(371)

Increase in comprehensive income		234	959

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three months ended March 31, 2011

(f)	Provisions

IFRS requires recognition of provisions that are constructive obligations, which arise when an entity’s past practice or sufficiently detailed public statements have created a valid expectation in other parties that it will carry out an action. The Group recorded transition adjustments for donation commitments previously made that require recognition under IFRS as constructive obligations but under Canadian GAAP were recorded as payments were made.

Balance sheet	Jan. 1, 2010	Mar. 31, 2010	Dec. 31, 2010

Increase in other provisions
- Current (presented in other liabilities)	(546)	(625)	(524)
- Non-current	(810)	(410)	(359)
Tax effect - income taxes	317	221	181
Decrease in non-controlling interest	5	5	4

Decrease in retained earnings	(1,034)	(809)	(698)

Statement of comprehensive income		Three months ended Mar. 31, 2010	Year ended Dec. 31, 2010

Decrease in cost of sales - other cost of sales		121	237
Decrease in selling and administrative expenses		200	200
Decrease in other operating expenses		—	36
Tax effect - income taxes		(96)	(136)

Decrease in comprehensive income		225	337

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three months ended March 31, 2011

(g)	“Own-use” derivatives

Under IFRS, contracts to buy or sell non-financial items that meet the definition of a derivative but were entered into and are held in accordance with the Group’s expected purchase, sale or usage requirements are exempt from being treated as derivatives. This exemption is applied automatically under IFRS. Under Canadian GAAP, this exemption from derivative treatment is elective, not mandatory, and must be documented before it can be applied.

The Group recorded an IFRS transition adjustment to de-recognize derivative assets and liabilities recorded under Canadian GAAP for fixed-price zinc sales contracts that are accounted for using the “own-use” exemption under IFRS. Under Canadian GAAP, the Group had chosen not to apply the elective exemption to these contracts.

Balance sheet	Jan. 1, 2010	Mar. 31, 2010	Dec. 31, 2010

Decrease in derivative assets	(151)	(425)	(17)
Decrease in derivative liabilities	596	1,856	2,677
Tax effect - income taxes	(138)	(417)	(764)

Increase in retained earnings	307	1,014	1,896

Statement of comprehensive income		Three months ended Mar. 31, 2010	Year ended Dec. 31, 2010

Revenue - zinc		986	2,215
Tax effect - income taxes		(279)	(626)

Increase in comprehensive income		707	1,589

(h)	Non-controlling interest

IFRS requires presentation of non-controlling interests within equity on the balance sheet, separate from the equity of the owners of the parent entity. The Group has recorded a transition adjustment to reclassify non-controlling interests to equity from other long-term liabilities. The Group reflected the same reclassification as at January 1, 2010 in its Canadian GAAP financial statements upon early adoption of a new Canadian GAAP standard for non-controlling interests. This transition adjustment had no impact on retained earnings.

In addition, the Group recorded changes to non-controlling interests as a result of other transition adjustments.

Balance sheet	Jan. 1, 2010	Mar. 31, 2010	Dec. 31, 2010

Decrease in other long-term liabilities	1,305	—	—
Effect on non-controlling interest as a result of other transition adjustments	51	52	49

Increase in equity (non-controlling interest)	1,356	52	49

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three months ended March 31, 2011

(i)	Equity reclassifications and adjustments for tax purposes

Under IFRS, current and deferred taxes are normally recognized in the income statement except to the extent that tax arises from an item that has been recognized outside the income statement. Accordingly, the effect of re-measuring taxes that were initially recognized outside the income statement is recorded in equity or other comprehensive income as applicable. The practice of tracking the re-measurement of taxes back to the item that originally triggered the recognition is commonly referred to as “backwards tracing”. Canadian GAAP prohibits backwards tracing, except on business combinations and financial reorganizations; accordingly, the effect of re-measuring taxes is generally recognized in the income statement, even if the taxes were initially recognized outside the income statement.

Under Canadian GAAP, the Group recognized the effect of re-measuring taxes related to available-for-sale investments, cash flow hedges and certain share issue costs in the income statement. Upon transition to IFRS, HudBay recorded an adjustment to reclassify the effect of re-measuring taxes related to these items within equity, from retained earnings to reserves within share capital. These backwards tracing adjustments had no impact on total equity. Backwards tracing adjustments during the 2010 fiscal year also affected income tax expense.

In the past under Canadian GAAP, the Group recognized the effect of the renunciation of tax deductions to holder of flow-through shares as a cost of issuing equity while under IFRS the renunciation of tax deductions is treated as a future tax expense. Upon transition to IFRS, HudBay recorded an adjustment to reclassify the effect of the renunciation of tax deductions related to flow-through shares within equity, from reserves within share capital to retained earnings.

In addition, during the three months ended June 30, 2010, the Group adjusted its estimate of deferred mining taxes related to IFRS adjustments as a result of changes in assumptions related to the tax rate that will be applicable when temporary differences reverse. The province of Manitoba imposes a mining tax rate based on the level of mining profit of mineral products mined in the province. Consequently, changes in assumptions regarding future mining profit can significantly affect the applicable tax rate.

Balance sheet	Jan. 1, 2010	Mar. 31, 2010	Dec. 31, 2010

Backwards tracing - share issue costs
- Increase to share capital	(5,931)	(5,931)	(5,931)
Flow through shares
- Increase to share capital	(6,369)	(6,369)	(6,369)
Backwards tracing - other comprehensive income
- Increased to available-for-sale reserve	(491)	(491)	(491)
- Decrease to hedging reserve	140	140	140
Effect of change in estimates
- Income taxes - increase to deferred tax liability	—	—	(300)
- Mining taxes - increase to deferred tax asset	—	—	571

Decrease in retained earnings	(12,651)	(12,651)	(12,380)

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three months ended March 31, 2011

Statement of comprehensive income	Three months ended Mar. 31, 2011	Year ended Dec. 31, 2010

Transfer from available-for-sale reserve to income statement:
Increase in income tax expense	—	386
Decrease in OCI		(386)
Decrease in income tax expense	—	62
Decrease in mining tax expense	—	571

Increase in comprehensive income	—	633

(j)	Share-based payment

IFRS requires measurement of equity-settled instruments based on the number of equity instruments that are expected to vest, unless forfeitures are due to market-based conditions. Under Canadian GAAP, HudBay accrues compensation cost as if all equity instruments granted were expected to vest and recognizes the effect of actual forfeitures as they occur.

Upon transition to IFRS, the Group calculated an adjustment to reflect the effect of estimating forfeitures for unvested stock options outstanding as at January 1, 2010 and reclassified amounts within equity, from other capital reserve to retained earnings. The Group determined its estimate of forfeitures using historical information available at the transition date.

This transition adjustment had no impact on total equity.

Balance sheet	Jan. 1, 2010	Mar. 31, 2010	Dec. 31, 2010

Decrease in other capital reserve	232	285	350

Increase in retained earnings	232	285	350

Statement of comprehensive income		Three months ended Mar. 31, 2010	Year ended Dec. 31, 2010

Decrease in selling and administrative expenses - share-based payment		53	118

Increase in comprehensive income		53	118

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three months ended March 31, 2011

(k)	Other reclassifications not affecting total equity

The Group’s opening balance sheet reflects the following reclassifications:

•	Materials and supplies inventory of $5,188 (March 31, 2010 - $5,188; December 31, 2010 - $6,053) was reclassified to non-current inventories.

•

Current future tax assets of $23,152 (March 31, 2010 - $20,714; December 31, 2010 - $15,431) and current future tax liabilities of $75 (March 31, 2010 - $70; December 31, 2010 - $0; presented in current portion of other liabilities) were reclassified to non-current deferred tax assets and liabilities, as IFRS does not permit current asset / liability presentation for deferred taxes.

•

Available-for-sale investments of $27,249 (March 31, 2010 - $26,319; December 31, 2010 - $104,990) were presented on a separate balance sheet line under Canadian GAAP and have been reclassified to other financial assets under IFRS.

•	Non-current future tax assets of $19,720 (March 31, 2010 $15,942; December 31, 2010 - $8,636; presented in other assets) were reclassified to a separate line titled deferred tax assets.

•	Intangible assets (capitalized computer software) of $1,966 (March 31, 2010 - $2,403; December 31, 2010 - $7,083) were reclassified from other assets to a separate line on the balance sheet.

•	Current derivative liabilities of $3,503 (March 31, 2010 - $3,904; December 31, 2010 - $5,445) were reclassified from current portion of other liabilities to a separate line on the balance sheet.

•	Accruals of $3,626 (March 31, 2010 - $4,163; December 31, 2010 - $1,603) were reclassified from accounts payable and accrued liabilities to current other provisions (presented in other liabilities).

•	Accruals of $651 (March 31, 2010 - $694; December 31, 2010 - $879) were reclassified from accounts payable and accrued liabilities to non-current other employee benefits.

•	Accruals of $3,659 (March 31, 2010 - $5,275; December 31, 2010 - $3,446) were reclassified from accounts payable and accrued liabilities to non-current other employee benefits.

•	Liabilities for deferred share units of $1,190 (March 31, 2010 - $1,320; December 31, 2010 - $3,167) were reclassified from other employee future benefits and DSUs to other (current) liabilities.

•

Liabilities for restricted share units of $0 (March 31, 2010 - $67; December 31, 2010 - $1,641) were reclassified from other employee future benefits and stock-based compensation to non-current provisions.

•	Contributed surplus of $26,717 (March 31, 2010 - $23,396; December 31, 2010 - $24,205) was reclassified within equity to reserves (other capital reserves).

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three months ended March 31, 2011

The Group’s statement of comprehensive income for the three months ended March 31, 2010 reflects the following reclassifications:

•	Depreciation expense of $27,359 (year ended December 31, 2010: $103,399) was reclassified into the functions cost of sales, selling and administrative expenses and other operating expenses.

•	Stock-based compensation expense of $456 (year ended December 31, 2010: $6,511) was reclassified primarily into the functions cost of sales and selling and administrative expenses.

•	Accretion expense of $1,210 (year ended December 31, 2010: $4,352) related to decommissioning and restoration liabilities was reclassified to finance expense (unwinding of discounts on provisions).

•	Foreign exchange losses of $4,875 (year ended December 31, 2010: $8,477) were reclassified from operating expenses to other finance gains (losses).

•	Costs of non-producing properties of $2,888 (year ended December 31, 2010: $22,882) were reclassified out of operating expenses and into other operating expenses.

•	Administrative expenses of $1,987 (year ended December 31, 2010: $8,139) directly related to producing properties were reclassified out of general and administrative expenses and into cost of sales.

•	Selling costs of $727 (year ended December 31, 2010: $2,769) were reclassified out of operating expenses and into selling and administrative expenses.

•	Capital tax and other expenses of $319 (year ended December 31, 2010: $597) were reclassified from operating expenses to finance expenses.

•	Gains on the disposal of available-for-sale investments of $1,059 (year ended December 31, 2010: $1,962) were reclassified from interest and other income to finance income.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three months ended March 31, 2011

Effect of transition to IFRS on the balance sheet as at January 1, 2010 (date of transition to IFRS)

	Canadian GAAP	IFRS Reclassification	IFRS adjustment	Notes	IFRS	IFRS captions
Assets:						Assets:
Current assets:						Current assets:
Cash and cash equivalents	886,814				886,814	Cash and cash equivalents
Account receivable	40,187				40,185	Trade and other receivables
Inventories	131,128	(5,188)		k	125,940	Inventories
Prepaid expenses and other current assets	7,990				7,990	Prepaid expenses and other current assets
Current portion of fair value of derivatives	1,106		(151)	g	955	Other financial assets
Income taxes receivable	15,313				15,313	Current tax assets
Future tax assets	23,152	(23,152)		k	—

	1,105,690	(28,340)	(151)		1,077,197
	—	5,188		k	5,188	Inventories
AFS investments	27,249	(27,249)		k	—
Other assets	81,113	5,563	—	k	86,676	Other financial assets
	—	1,967		k	1,967	Intangible assets
Property, plant and equipment	818,634		(21,965)	a,b,c,d	796,669	Property, plant and equipment
	—	42,872	1,737	a,b,c,f,k	44,609	Deferred tax assets

	2,032,686	—	(20,379)		2,012,306

Liabilities and Shareholders’ Equity:						Liabilities and Equity:
Current liabilities:						Current liabilities:
Accounts payable and accrued liabilities	119,738	(7,936)		k	111,802	Trade and other payables
Taxes payable	—				—	Taxes payable
	—	3,503	(596)	g,k	2,907	Derivative liabilities
Current portion of other liabilities	40,228	1,889	543	f,k	42,660	Other liabilities

	159,966	(2,544)	(53)		157,369
Pension obligations	516		(453)	e	63	Pension obligations
Other employee future benefits and DSUs	81,287	2,469	3,988	e,k	87,744	Other employee benefits
Asset retirement obligations	49,133		31,888	b,d,f	81,021	Provisions
Fair value of derivatives	7,068				7,068	Derivative liabilities
Other liabilities	1,305		(1,305)	h	—
Future income tax	34,927	75	(5,545)	a,b,c,e,f,g,k	29,457	Deferred tax liabilities

	334,202	—	28,520		362,722

Shareholders’ equity:						Equity:
Common shares	644,127		12,300	i	656,427	Share capital
Contributed surplus	26,717	(26,717)		k	—
Retained earnings	1,021,195		(62,674)	a,b,c,d,e,f,g,i,j	958,518	Retained earnings
Accumulated other comprehensive income	6,445	26,717	119	i,j,k	33,280	Reserves
Non-controlling interest			1,356	b,f,h	1,359	Non-controlling interest

	1,698,484	—	(48,899)		1,649,584

	2,032,686	—	(20,379)		2,012,306

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three months ended March 31, 2011

Effect of transition to IFRS on the balance sheet as at March 31, 2010

Canadian GAAP captions	Canadian GAAP	Reclassification	IFRS adjustment	Notes	IFRS	IFRS captions
Assets:						Assets:
Current assets:						Current assets:
Cash and cash equivalents	909,993				909,993	Cash and cash equivalents
Account receivable	71,614				71,614	Trade and other receivables
Inventories	91,870	(5,188)		k	86,683	Inventories
Prepaid expenses and other current assets	7,015				7,013	Prepaid expenses and other current assets
Current portion of fair value of derivatives	3,030		(425)	g	2,605	Other financial assets
Income taxes receivable	4,097				4,098	Current tax assets
Future tax assets	20,714	(20,714)		k	—

	1,108,333	(25,902)	(425)		1,082,006
	—	5,188		k	5,187	Inventories
AFS investments	26,319	(26,319)		k	—
Other assets	78,224	7,974	—	k	86,198	Other financial assets
	—	2,403		k	2,403	Intangible assets
Property, plant and equipment	825,126		(47,486)	a,b,c,d	777,641	Property, plant and equipment
	—	36,656	3,082	a,b,c,f,k	39,737	Deferred tax assets

	2,038,002	—	(44,829)		1,993,172

Liabilities and Shareholders’ Equity:						Liabilities and Equity:
Current liabilities:						Current liabilities:
Accounts payable and accrued liabilities	118,349	(10,132)	20	d,k	108,235	Trade and other payables
Taxes payable	6,218				6,218	Taxes payable
	—	3,904	(1,741)	g,k	2,163	Derivative liabilities
Current portion of other liabilities	36,784	2,203	571	d,f,k	39,558	Other liabilities

	161,351	(4,025)	(1,150)		156,174
Pension obligations	—		(780)	e	(779)	Pension obligations
Other employee future benefits and DSUs	82,809	3,888	3,988	e,k	90,683	Other employee benefits
Asset retirement obligations	50,269	67	31,664	b,d,f,g,k	82,001	Provisions
Fair value of derivatives	2,718		(115)		2,603	Derivative liabilities
Future income tax	37,152	70	(8,611)	a,b,c,e,f,g,k	28,612	Deferred tax liabilities

	334,299	—	24,996		359,294

Shareholders’ equity:						Equity:
Common shares	637,825		12,300	i	650,125	Share capital
Contributed surplus	23,396	(23,396)		k	—
Retained earnings	1,032,363		(75,653)	a,b,c,d,e,f,g,i,j	956,710	Retained earnings
Accumulated other comprehensive income	8,804	23,396	(6,526)	d,i,j,k	25,674	Reserves
Non-controlling interest	1,315		54	b,f,h	1,369	Non-controlling interest

	1,703,703	—	(69,825)		1,633,878

	2,038,002	—	(44,829)		1,993,172

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three months ended March 31, 2011

Effect of transition to IFRS on the balance sheet as at December 31, 2010

Canadian GAAP captions	Canadian GAAP	Reclassification	IFRS adjustment	Notes	IFRS	IFRS captions
Assets:						Assets:
Current assets:						Current assets:
Cash and cash equivalents	901,693				901,693	Cash and cash equivalents
Account receivable	78,168				78,168	Trade and other receivables
Inventories	121,694	(6,053)		k	115,642	Inventories
Prepaid expenses and other current assets	9,992				9,994	Prepaid expenses and other current assets
Current portion of fair value of derivatives	3,813		(17)	g	3,795	Other financial assets
Income taxes receivable	99				99	Current tax assets
Future tax assets	15,431	(15,431)		k	—

	1,130,890	(21,484)	(17)		1,109,391
	—	6,053		k	6,052	Inventories
AFS investments	104,990	(104,990)		k	—
	—	1,884	—	g,k	1,884	Prepaid expenses
Other assets	30,300	87,386	—	g,k	117,686	Other financial assets
	—	7,083		k	7,083	Intangible assets
Property, plant and equipment	906,906		(89,351)	a,b,c,d	817,558	Property, plant and equipment
	—	24,067	8,339	a,b,c,k	32,406	Deferred tax assets

	2,173,086	—	(81,029)		2,092,060

Liabilities and Shareholders’ Equity:						Liabilities and Equity:
Current liabilities:						Current liabilities:
Accounts payable and accrued liabilities	139,480	(5,928)	38	k	133,597	Trade and other payables
Taxes payable	33,088				33,088	Taxes payable
	—	5,445	(2,677)	g,k	2,767	Derivative liabilities
Current portion of other liabilities	55,800	204	451	d,f,k	56,453	Other liabilities

	228,368	(279)	(2,188)		225,905
Pension obligations	2,604		(1,783)	e	822	Pension obligations
Other employee future benefits and DSUs	90,439	(1,362)	3,988	e,k	93,066	Other employee benefits
Asset retirement obligations	58,915	1,641	51,954	b,d,f	112,514	Provisions
Fair value of derivatives	1,633		—	g	1,632	Derivative liabilities
Future income tax	42,146	—	(17,844)	a,b,c,e,f,g,k	24,302	Deferred tax liabilities

	424,105	—	34,127		458,241

Shareholders’ equity:						Equity:
Common shares	629,861		12,300	i	642,161	Share capital
Contributed surplus	24,205	(24,205)		k	—
Retained earnings	1,043,516		(112,049)	a,b,c,d,e,f,g,i,j	931,464	Retained earnings
Accumulated other comprehensive income	41,697	24,205	(15,129)	d,i,j,k	50,772	Reserves
Non-controlling interest	9,702		(278)	b,c,d,f,h	9,422	Non-controlling interest

	1,748,981	—	(115,156)		1,633,819

	2,173,086	—	(81,029)		2,092,060

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three months ended March 31, 2011

Effect of transition to IFRS on statement of comprehensive income for the three months ended March 31, 2010

Canadian GAAP captions	Canadian GAAP	IFRS reclassification	IFRS adjustment	Notes	IFRS	IFRS captions
Revenue	240,320		986	g	241,306	Revenue
Operating expenses	(144,842)	1,761	448	e,f,k	(142,633)	Cost of sales
Depreciation and amortization	(27,359)	69	(4,430)	b,c,k	(31,718)	Cost of sales - depreciation and amortization
General and administrative	(5,493)	958	253	f,j,k	(4,282)	Selling and administrative
Stock-based compensation	(456)	456		k	—
Accretion	(1,210)	1,210		k	—
Foreign exchange gain (loss)	(4,875)	4,875		k	—
Exploration	(5,755)		(9,200)	a,k	(14,955)	Exploration and evaluation
		(35)		k	11	Other operating income
		(2,925)	(140)	b,k	(3,101)	Other operating expenses
Interest and other income	2,028	(1,059)		k	969	Finance income
	—	(1,529)	368	b,k	(1,162)	Finance expenses
Gain (loss) on derivative instruments	7	(3,781)	(5,672)	d,k	(9,446)	Other finance gains (losses)

Earnings before tax	52,365	—	(17,387)		34,989	Profit before tax
Tax expense	(28,806)		4,411	a,b,c,e,f,g	(24,396)	Tax expense

Net earnings for the period	23,559	—	(12,976)		10,593	Profit for the period

Other comprehensive income (loss), net of tax:						Other comprehensive income (loss), net of tax:
Cash flow hedges	4,190		1		4,191	Cash flow hedges
AFS investments	(1,831)		—		(1,831)	AFS investments
Currency translation adjustments	—		(6,593)	d	(6,593)	Foreign currency translation

Other comprehensive income (loss), net of tax	2,359		(6,592)		(4,233)	Other comprehensive income (loss), net of tax

Total comprehensive income for the period	25,918	—	(19,568)		6,360	Total comprehensive income

Attributable to:						Attributable to:
Equity holders of the Company	25,908	—	(19,569)	a,b,c,d,e,f,g,j	6,350	Equity holders of the Company
Non-controlling interest	10	—	—	b	10	Non-controlling interest

Total comprehensive income	25,918	—	(19,568)		6,360	Total comprehensive income

Earnings per share						Earnings per share
Basic	$0.15		$(0.08)		$0.07	Basic
Diluted	$0.15		$(0.08)		$0.07	Diluted

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three months ended March 31, 2011

Effect of transition to IFRS on statement of comprehensive income for the year ended December 31, 2010

Canadian GAAP captions	Canadian GAAP	IFRS reclassification	IFRS adjustment	Notes	IFRS	IFRS captions
Revenue	778,818		2,215	g	781,032	Revenue
Operating expenses	(451,106)	17,220	2,377	e,f,k	(431,513)	Cost of sales
Depreciation and amortization	(103,399)	382	(13,472)	b,c,k	(116,488)	Cost of sales - depreciation and amortization
General and administrative	(28,132)	(380)	318	c,e,f,k	(28,192)	Selling and administrative
Stock-based compensation	(6,511)	6,511		k	—
Accretion	(4,352)	4,352		k	—
Foreign exchange gain (loss)	(8,477)	8,477		k	—
Exploration	(29,822)	(104)	(53,569)	a,k	(83,494)	Exploration and evaluation
		803		k	803	Other operating income
		(23,032)	(2,526)	b,f,k	(25,557)	Other operating expenses
Interest and other income	8,323	(1,962)		k	6,362	Finance income
	—	(5,914)	1,389	b,k	(4,531)	Finance expenses
Gain (loss) on derivative instruments	2,763	(6,353)	(5,397)	d,k	(8,986)	Other finance gains (losses)

Earnings before tax	158,105	—	(68,665)		89,436	Profit before tax
Tax expense	(88,067)		19,649	a,b,c,e,f,g	(68,419)	Tax expense

Net earnings for the year	70,038	—	(49,016)		21,017	Profit for the year

Other comprehensive income (loss), net of tax:						Other comprehensive income (loss), net of tax:
Cash flow hedges	3,019				3,020	Cash flow hedges
AFS investments	32,233		(386)	i	31,847	AFS investments
Currency translation adjustments	—		(15,070)	d	(15,070)	Foreign currency translation

Other comprehensive income (loss), net of tax	35,252		(15,456)		19,796	Other comprehensive income (loss), net of tax

Total comprehensive income for the period	105,290	—	(64,472)		40,813	Total comprehensive income

Attributable to:						Attributable to:
Equity holders of the Company	108,237	—	(64,143)	a,b,c,d,e,f,g	44,089	Equity holders of the Company
Non-controlling interest	(2,947)	—	(329)	b,d	(3,276)	Non-controlling interest

Total comprehensive income (loss), net of tax	105,290	—	(64,472)		40,813	Total comprehensive income for the year

Earnings per share						Earnings per share
Basic	$0.48		$(0.32)		$0.16	Basic
Diluted	$0.48		$(0.32)		$0.16	Diluted

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three months ended March 31, 2011

Effect of transition to IFRS on statement of cash flows for the three months ended March 31, 2010:

	Canadian GAAP	IFRS changes	IFRS
Net cash flows from operating activities	74,137	(9,767)	64,370
Net cash flows from investing activities	(31,229)	9,767	(21,462)
Net cash flows from financing activities	(17,727)	—	(17,727)

Net increase (decrease) in cash and cash equivalents	25,181	—	25,181
Effect of movement in exchange rates on cash and cash equivalents	(2,002)	—	(2,002)
Cash and cash equivalents, beginning of period	886,814	—	886,814

Cash and cash equivalents, end of period	909,993	—	909,993

Effect of transition to IFRS on statement of cash flows for the year ended December 31, 2010:

	Canadian GAAP	IFRS changes	IFRS
Net cash flows from operating activities	255,590	(64,280)	191,310
Net cash flows from investing activities	(162,275)	64,280	(97,995)
Net cash flows from financing activities	(75,610)	—	(75,610)

Net increase (decrease) in cash and cash equivalents	17,705	—	17,705
Effect of movement in exchange rates on cash and cash equivalents	(2,826)	—	(2,826)
Cash and cash equivalents, beginning of period	886,814	—	886,814

Cash and cash equivalents, end of period	901,693	—	901,693

Significant reclassifications in the Group’s statement of cash flows for the three months ended March 31, 2010 include:

•

Expenditures of $9,050 (year ended December 31, 2010 - $53,344) on the Group’s Lalor project have been classified in operating activities, consistent with the adjustment to reverse the Lalor project assets previously capitalized under Canadian GAAP.

•

Expenditures of $0 (year ended December 31, 2010 - $810) on major overhauls and inspections have been classified as investing activities. These costs are capitalized under IFRS but were previously expensed under Canadian GAAP.

•	Option payments received of $150 (year ended December 31, 2010 - $225) have been classified in investing activities. These amounts were recognized in the income statement under Canadian GAAP.

•	Interest income received of $735 (year ended December 31, 2010 - $5,664) has been reclassified from operating activities to investing activities, consistent with the Group’s IFRS policy choice.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three months ended March 31, 2011

19.	Selected annual information

a.	Property, plant and equipment

2010	Exploration and evaluation assets	Capital works in progress	Mining properties	Plant and equipment	Total
Cost
Cost, beginning of period	17,703	363,370	317,178	1,192,433	1,890,684
Additions	15,829	97,893	43,195	833	157,750
Transfer to assets held for sale	—	—	—	—	—
Decommissioning and restoration	—	7,247	—	24,537	31,784
Depreciation capitalized	—	—	419	—	419
Transfers and other movements	—	(78,484)	—	54,535	(23,949)
Disposals	—	—	—	(532)	(532)
Effect of foreign exchange	(491)	(23,742)	—	(1,307)	(25,540)

Balance, end of period	33,041	366,284	360,792	1,270,499	2,030,616

Accumulated depreciation
Balance, beginning of period	—	—	212,852	883,490	1,096,342
Depreciation	—	—	50,957	66,310	117,267
Disposals	—	—	—	(532)	(532)
Effect of foreign exchange	—	—	—	(19)	(19)

Balance, end of period	—	—	263,809	949,249	1,213,058

Net book value	33,041	366,284	96,983	321,250	817,558

b.	Pension obligation

The Group maintains non-contributory and contributory defined benefit pension plans for certain of its employees.

The Group uses a December 31 measurement date for all of its plans. For the Group’s significant plans, the most recent actuarial valuations filed for funding purposes were performed during 2010 using data as at December 31, 2009. For these plans, the next actuarial valuation required for funding purposes will be using data as at December 31, 2010, for the year ending December 31, 2011.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three months ended March 31, 2011

2010
Obligations and funded status:
Changes in pension obligation:
Obligation, beginning of period	$264,350
Current service cost	6,603
Interest cost	17,075
Employee contributions	157
Actuarial loss (gain)	35,570
Special termination benefits	510
Benefits paid (funded plans)	(23,960)
Benefits paid (unfunded plans)	(385)

Obligation, end of period	299,920

Change in pension plan assets:
Fair value of plan assets, beginning of period	234,527
Expected return on plan assets	15,413
Actuarial gains/losses	12,507
Employer contributions	21,099
Employee contributions	157
Benefits paid (funded plans)	(23,960)

Fair value of plan assets, end of period	$259,743

The actual return on plan assets during 2010 was $27,920.

	Dec. 31, 2010	Jan. 1, 2010
Reconciliation of assets and liabilities recognized in the balance sheet
Funded pension obligations	287,800	253,532
Fair value of plan assets	259,743	234,527

Excess of liabilities over funded pension obligations	(28,057)	(19,005)

Unfunded pension obligations	(12,120)	(10,818)
Unrecognized past service cost of benefits	—	1,313
Unrecognized net actuarial losses (gains)	23,103	—
Unrecognized amounts resulting from balance sheet asset limitation	(30)	—

Net liabilities	(17,104)	(28,510)

Transition adjustment
Charge to retained earnings	(1,330)	(453)

History of experience gains and losses:
Difference between expected and actual return on assets	5.3%	5.8%
Experience adjustment on plan liabilities	(0.3)%	1.5%
Change of assumptions on plan assets	13.8%	14.3%

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three months ended March 31, 2011

2010
Pension expense recognized in the income statement:
Current service cost	6,603
Interest cost	17,075
Expected return on plan assets	(15,413)
Early retirements, curtailments and settlements	510
Past service cost of benefits	1,313

Defined benefit pension expense	10,088

Defined contribution pension expense	637

Expected employer contributions to the pension plans for the fiscal year ending December 31, 2011 are $16,283.

Dec. 31, 2010
To determine the net benefit expense for the year:
Discount rate - defined benefit	6.50%
Interest rate - defined contribution	3.92%
Expected return on plan assets	6.50%
Amortization of actuarial loss (gain)	2.25%

To determine the accrued benefit obligations at the end of the year
Discount rate - defined benefit	5.50%
Interest rate - defined contribution	3.92%
Rate of compensation increase	2.50%

The Group’s pension cost is significantly affected by the discount rate used to measure obligations, the level of plan assets available to fund those obligations and the expected long term rate of return on plan assets.

The Group reviews the assumptions used to measure pension costs (including the discount rate) on an annual basis. Economic and market conditions at the measurement date impact these assumptions from year to year.

In determining the discount rate, the Group considers the duration of the pension plan liabilities.

In determining the expected future rate of return on pension assets, the Group considers the types of investment classes in which the plan assets are invested and the expected compound returns on those investment classes.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three months ended March 31, 2011

Plan assets

The pension plan asset allocations, by asset category, are as follows:

	2011
	Weighted average	Target

Equity securities	49.8%	50.0%
Debt securities	50.2%	50.0%

	100%	100%

The pension plans do not invest directly in either securities or property/real estate of the Group.

The Group’s primary quantitative investment objectives are maximization of the long term real rate of return, subject to an acceptable degree of investment risk, and preservation of principal. Risk tolerance is established through consideration of several factors, including past performance, current market conditions and the funded status of the plans.

With the exception of fixed income investments, the plans assets are actively managed by investment managers, with the goal of attaining returns that potentially outperform passively managed investments. Within appropriate limits, the actual composition of the invested funds may vary from the prescribed investment mix.

Mortality tables and life expectancies

The mortality assumptions reflect best practice and have been chosen with regard to the latest available published tables.

	Life expectancy at age 65 for a male member currently aged 65 (in years)	Life expectancy at age 65 for a female member currently aged 65 (in years)
	2010	2010
UP94 with generational improvements	19.6	22

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three months ended March 31, 2011

c.	Other employee benefits

The Group sponsors several post-employment benefit plans and non-pension post-retirement benefits plans and uses a December 31 measurement date. The obligations for other employee benefits consist mainly of end of service indemnities, which do not have the character of pensions. Information about the Group’s post-retirement and other post employment benefits is as follows:

2010

Obligations and funded status:
Change in other employee benefits obligation:
Obligation, beginning of year	$86,961
Current service cost	2,610
Interest cost	5,753
Actuarial loss (gain)	15,269
Benefits paid	(2,548)

Obligation, end of year	108,045

Change in pension plan assets:
Fair value of plan assets, beginning of year	—
Employer contributions	2,548
Benefits paid	(2,548)

Fair value of plan assets, end of year	—

	Dec. 31, 2010	Jan. 1, 2010

Reconciliation of assets and liabilities recognized in the balance sheet:
Unfunded benefit obligation	(108,045)	(86,961)
Fair value of plan assets	15,269	—

Net liability (assets)	(92,776)	(86,961)

Reflected in the balance sheet as follows:
Assets	—	—
Benefit liabilities	(92,776)	(86,961)

	(92,776)	(86,961)

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three months ended March 31, 2011

	Dec. 31, 2010	Jan. 1, 2010

Transition adjustment
Charge to retained earnings	—	3,988

History of experience gains and losses:
Experience adjustment on plan liabilities	(330)	—
Change of assumptions on plan liabilities	15,599	—

2010
Benefit expense recognized in the income statement:
Current service cost	2,610
Interest cost	5,753

Other employee benefits expense	8,363

Additional information:

The weighted average assumptions used in the determination of other employee benefits expense and obligations were as follows:

2010

To determine the net benefit expense for the year:
Discount rate	6.75%
Initial weighted average health care trend rate	8.16%
Ultimate weighted average health care trend rate	4.50%

To determine the benefit obligations at the end of the year:
Discount rate	5.75%
Weighted average health care trend rate	8.01%
Ultimate weighted average health care trend rate	4.50%

If the health care cost trend rate was increased or decreased by one percentage point, the accumulated post-retirement benefit obligation and the aggregate service and interest cost would have increased/decreased as follows:

2010

Health care cost trend rate increase by one percentage point:
Accumulated post-retirement benefit obligation	21,028
Aggregate of service and interest cost	1,627

Health care cost trend decrease by one percentage point:
Accumulated post-retirement benefit obligation	(16,767)
Aggregate of service and interest cost	(1,277)

The Company’s post-retirement and other post-employment benefit cost is materially affected by the discount rate and health care cost trend rates used to measure obligations.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Unaudited and in thousands of Canadian dollars)

For the three months ended March 31, 2011

The Company reviews the assumptions used to measure post-retirement and other post-employment benefit costs (including the discount rate) on an annual basis.

In determining the discount rate, the Group considers the duration of the other retirement benefit plan liabilities.

d.	Provisions

2010	Decommissioning, restoration and similar liabilities	Deferred share units (Note 11)	Restricted share units (Note 11)	Other	Total
Balance, beginning of year	85,535	1,190	—	4,982	91,707
Additional provisions made	23,440	2,175	1,641	—	27,256
Amounts paid/used	(2,761)	(199)	—	(2,507)	(5,467)
Unused amounts reversed	(797)	—	—	—	(797)
Unwinding of discount	2,967	—	—	—	2,967
Effect of change in discount rate	9,079	—	—	—	9,079
Effect of foreign exchange	(460)	—	—	—	(460)

Balance, end of year	117,003	3,166	1,641	2,475	124,285

Current	6,480	3,166	—	2,125	11,771
Non-current	110,523	—	1,641	350	112,514

	117,003	3,166	1,641	2,475	124,285

Decommissioning, restoration and similar liabilities

The Group’s decommissioning, restoration and similar liabilities relate to the rehabilitation and closure of currently operating mines and metallurgical plants and closed properties. The amount of the provision has been recorded based on estimates and assumptions that management believes are reasonable, however actual decommissioning and restoration costs may differ from expectations.

Management anticipates that the asset retirement obligations relating to HBMS operations will substantially be settled at or near the closure of the mining and processing facilities, anticipated to occur from 2012 to 2020 for Flin Flon operations and to 2024 for Snow Lake operations. The Group’s Guatemalan property has an estimated mine life in excess of 25 years.

These estimates have been discounted to their present value at rates ranging from 0.3% to 4.3% per annum, using a pre-tax risk-free interest rate that reflects the estimated maturity of each specific obligation.